As filed with the Securities and Exchange Commission on September 2, 2004

Registration No. 333-116926

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 1

TO

FORM S-3

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

BLOCKBUSTER INC.

(Exact name of Registrant as specified in its charter)

Delaware	52-1655102
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification Number)

1201 Elm Street

Dallas, Texas 75270

(214) 854-3000

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Edward B. Stead

Executive Vice President and General Counsel

Blockbuster Inc.

1201 Elm Street

Dallas, Texas 75270

(214) 854-3000

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Michael D. Fricklas Executive Vice President, General Counsel and Secretary Viacom Inc. 1515 Broadway New York, NY 10036 (212) 258-6000	Stephen T. Giove Creighton O’M. Condon Christa A. D’Alimonte Shearman & Sterling LLP 599 Lexington Avenue New York, NY 10022 (212) 848-4000	Alan J. Bogdanow Vinson & Elkins L.L.P. 3700 Trammell Crow Center 2001 Ross Avenue Dallas, TX 75201 (214) 220-7700

Approximate date of commencement of proposed sale to the public:    From time to time after this Registration Statement becomes effective.

If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.  ☐

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.  ☒

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act Registration Statement number of the earlier effective Registration Statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act Registration Statement number of the earlier effective Registration Statement for the same offering.  ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.  ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be registered	Proposed maximum offering price per share	Proposed maximum aggregate offering price(2)	Amount of registration fee(3)
Class A common stock, par value $0.01 per share	3,609,914(1)	N/A	$52,965,427.83	$6,710.72

(1)	This Registration Statement relates to an aggregate of 3,609,914 shares of class A common stock, par value $0.01 per share (the “class A common stock”), of Blockbuster Inc., a Delaware corporation (“Blockbuster”), which consists of 3,600,352 shares included in the initial filing of this Registration Statement on June 28, 2004 and an additional 9,562 shares included herewith.
(2)	Estimated solely for the purpose of calculating the registration fee pursuant to Rules 457(a) and 457(c) of the Securities Act of 1933, as amended (the “Securities Act”). The proposed maximum aggregate offering price of $52,965,427.83 is the sum of the proposed maximum aggregate offering price of the 3,600,352 shares included in the initial filing of this registration statement and the proposed maximum aggregate offering price of the 9,562 additional shares included in this Registration Statement, the later of which was calculated based on $7.97, the average of the high and low sales prices of the class A common stock as reported by The New York Stock Exchange on September 1, 2004.
(3)	Computed in accordance with Rules 457(a) and 457(c) under the Securities Act to be $6,710.72, which is equal to $6,701.06, the filing fee previously paid by Blockbuster in connection with the initial filing of this Registration Statement on June 28, 2004, plus $9.66, which is equal to 0.0001267 multiplied by the proposed maximum aggregate offering price of $77,452 with respect to the 9,562 additional shares included herewith.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

EXPLANATORY NOTE

On [                    ], Viacom Inc. (“Viacom”), the controlling stockholder of Blockbuster Inc. (“Blockbuster”), commenced an offer to exchange shares of Blockbuster class A common stock and Blockbuster class B common stock, par value $.01 per share, that Viacom and its subsidiaries own for shares of Viacom class A common stock, par value $.01 per share, and Viacom class B common stock, par value $.01 per share, owned by Viacom’s stockholders. In addition to the shares of Blockbuster class A and class B common stock that are the subject of the exchange offer, as of the date hereof, Viacom owns 3,609,914 shares of Blockbuster class A common stock, which Viacom previously purchased in the open market in order to maintain U.S. federal income tax consolidation with Blockbuster. Viacom intends to dispose of all of these shares prior to the completion of the exchange offer by contributing the shares to the Viacom Pension Plan and/or the CBS Combined Pension Plan. Pursuant to the amended and restated registration rights agreement entered into between Viacom and Blockbuster in connection with the exchange offer, Blockbuster has filed this Registration Statement on Form S-3 in order to facilitate the public resale of these shares by the Viacom Pension Plan and/or the CBS Combined Pension Plan.

If the exchange offer does not result in the exchange of all of the shares of Blockbuster common stock that are the subject of the exchange offer, as soon as practicable following the completion of the exchange offer, Viacom will distribute in a spin-off to its stockholders its remaining shares of Blockbuster class A and class B common stock, subject to certain limitations. In addition, Viacom has agreed to complete a spin-off under certain circumstances even if an exchange offer is not completed. For more information on the spin-off, see “The Company—Recent Developments—Split-Off” beginning on page 1 and “Agreements Between Viacom and Blockbuster and Other Related Party Transactions—Initial Public Offering and Split-Off Agreement” beginning on page 28. Pursuant to the amended and restated registration rights agreement entered into between Viacom and Blockbuster in connection with the exchange offer, Blockbuster has filed another Registration Statement on Form S-3 to facilitate the public resale of the Blockbuster class A and class B common stock that may be received by NAIRI, Inc., a wholly owned subsidiary of National Amusements, Inc., Mr. Sumner M. Redstone or any of their respective affiliates in any spin-off.

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. THE SELLING STOCKHOLDERS MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

SUBJECT TO COMPLETION, DATED SEPTEMBER 2, 2004

PRELIMINARY PROSPECTUS

3,609,914 Shares of Class A Common Stock

of

BLOCKBUSTER INC.

The selling stockholders are offering to sell from time to time, at prices to be determined at the time of sale, up to 3,609,914 shares of Blockbuster class A common stock. Blockbuster will not receive any proceeds from the sale of the Blockbuster class A common stock by the selling stockholders.

The shares of Blockbuster class A common stock are listed on The New York Stock Exchange under the symbol “BBI.” On [                    ], 2004, the closing sale price of Blockbuster class A common stock was $[        ].

Investing in the shares of Blockbuster class A common stock involves risks which are described in the section entitled “ Risk Factors” beginning on page 6 of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is                      , 2004.

Blockbuster has not authorized anyone to give any information or make any representation about this offer that is different from, or in addition to, that contained in this prospectus and the registration statement of which it forms a part or in any of the materials that are incorporated by reference into this prospectus and the registration statement of which it forms a part. Therefore, if anyone does give you information of this sort, you should not rely on it. If you are in a jurisdiction where offers to sell, or solicitations of offers to purchase, the securities offered by these documents are unlawful, or if you are a person to whom it is unlawful to direct these types of activities, then the offer presented in these documents does not extend to you. The information contained in this prospectus and the registration statement of which it forms a part (including the information incorporated by reference) speaks only as of the date of this prospectus and the registration statement of which it forms a part unless the information specifically indicates that another date applies.

As used in this prospectus and the registration statement of which it forms a part, unless the context requires otherwise, references to Viacom include Viacom Inc. and its consolidated subsidiaries other than Blockbuster and its consolidated subsidiaries, and references to Blockbuster include Blockbuster Inc. and its consolidated subsidiaries.

i

DISCLOSURE REGARDING FORWARD-LOOKING INFORMATION

This prospectus and the registration statement of which it forms a part and the documents incorporated by reference into these documents contain both historical and forward-looking statements. These forward-looking statements reflect Blockbuster’s current expectations, estimates and projections concerning future results and events. Forward-looking statements generally can be identified by the fact that they do not relate strictly to historical or current facts and include, without limitation, words such as “believe,” “expect,” “anticipate,” “may,” “could,” “intend,” “intent,” “belief,” “estimate,” “plan,” “foresee,” “likely,” “will” or other similar words or phrases. Similarly, statements concerning the borrowings by Blockbuster pursuant to the new credit agreement and the senior subordinated notes, the exchange offer, the spin-off or agreements or arrangements relating to any of such matters or that describe Blockbuster’s strategies, initiatives, objectives, plans or goals are forward-looking statements. These forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties, assumptions and other factors that are difficult to predict and that may cause Blockbuster’s actual results, performance or achievements to vary materially from what is expressed in or indicated by such forward-looking statements. Blockbuster cannot make any assurance that projected results or events will be achieved. The risk factors set forth in the section entitled “Risk Factors” beginning on page 6 and the matters discussed in Blockbuster’s filings with the Securities and Exchange Commission, which is referred to in this prospectus as the “SEC,” including the “Disclosure Regarding Forward-Looking Information” sections of Blockbuster’s Annual Report on Form 10-K for the fiscal year ended December 31, 2003 and Blockbuster’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2004, which reports are incorporated herein by reference could, among others, affect future results, causing these results to differ materially from those expressed in Blockbuster’s forward-looking statements.

The forward-looking statements included and incorporated by reference in this prospectus are only made as of the date of this prospectus or the respective documents incorporated by reference herein, as applicable, and Blockbuster has no obligation to publicly update any forward-looking statements to reflect subsequent events or circumstances.

See the sections entitled “Risk Factors” and “Where You Can Find More Information About Blockbuster” beginning on pages 6 and 52, respectively.

ii

THE COMPANY

Blockbuster is a leading global provider of in-home rental and retail movie and game entertainment, with approximately 9,000 stores in the United States, its territories and 25 other countries as of June 30, 2004. As of that date, Blockbuster operated approximately 7,200 of the stores, and its franchisees operated approximately 1,800 of the stores. In addition to operating stores under the BLOCKBUSTER® and BLOCKBUSTER VIDEO® brands, Blockbuster operates stores under other brands, such as XTRA–VISION® and MR. MOVIES®. Blockbuster’s specialty stores, including its store-in-store concepts, use brands such as GAME RUSH™, GAMESTATION®, MOVIE TRADING CO.®, and RHINO VIDEO GAMES®. For more information, see Blockbuster’s Annual Report on Form 10-K for the fiscal year ended December 31, 2003 and Blockbuster’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2004, which reports are incorporated by reference into this prospectus.

Recent Developments

Split-Off

On June 18, 2004, Blockbuster and Viacom, Blockbuster’s controlling stockholder, jointly announced the terms of the divestiture of Viacom’s interest in Blockbuster. The separation of Blockbuster from Viacom is referred to in this prospectus as the “split-off.” On [                                ], Viacom commenced an offer to exchange shares of Blockbuster class A common stock, par value $.01 per share, and Blockbuster class B common stock, par value $.01 per share, that Viacom and its subsidiaries own for shares of Viacom class A common stock, par value $.01 per share, and Viacom class B common stock, par value $.01 per share, owned by Viacom’s stockholders. In connection with the exchange offer, Viacom has agreed to convert [            ] shares of Blockbuster class B common stock on a one-for-one basis into shares of Blockbuster class A common stock such that, following the completion of the exchange offer, the aggregate outstanding Blockbuster common stock will consist of approximately 60% Blockbuster class A common stock and approximately 40% Blockbuster class B common stock.

In addition to the shares of Blockbuster class A and class B common stock that are the subject of the exchange offer, as of the date of this prospectus, Viacom owns 3,609,914 shares of Blockbuster class A common stock, which Viacom previously purchased in the open market in order to maintain U.S. federal income tax consolidation with Blockbuster. Viacom intends to dispose of all of these shares prior to the completion of the exchange offer by contributing the shares to the Viacom Pension Plan and/or the CBS Combined Pension Plan. Pursuant to an amended and restated registration rights agreement entered into between Viacom and Blockbuster in connection with the exchange offer, Blockbuster has filed this prospectus and the registration statement of which it forms a part in order to facilitate the public resale of these shares by the Viacom Pension Plan and/or the CBS Combined Pension Plan.

If the exchange offer does not result in the exchange of all of the shares of Blockbuster common stock that are the subject of the exchange offer, as soon as practicable following the completion of the exchange offer, Viacom will distribute in a spin-off to its stockholders its remaining shares of Blockbuster class A and class B common stock, except that once Viacom has distributed more than 80% of the total voting power of Blockbuster in the aggregate in the exchange offer and any spin-off, Viacom may elect not to distribute its remaining shares in a spin-off so long as such election would not result in an increase in the number of votes per share of Blockbuster class B common stock as compared to the number of votes each share of Blockbuster class B common stock would have had if such shares had been included in any spin-off, in each case after giving effect to the adjustment described in the section entitled “Agreements Between Viacom and Blockbuster and Other Related Party Transactions—Initial Public Offering and Split-Off Agreement” beginning on page 28. This distribution by Viacom of its remaining Blockbuster common stock to its stockholders is referred to in this prospectus as the “spin-off.” In addition, Viacom has agreed to complete a spin-off under certain circumstances even if an exchange offer is not completed. For more information, see “Agreements Between Viacom and Blockbuster and Other Related Party Transactions—Initial Public Offering and Split-Off Agreement” beginning on page 28. Pursuant to the amended and restated registration rights agreement entered into between Viacom and Blockbuster in connection with the exchange offer, Blockbuster has filed a registration statement on Form S-3 to facilitate the public resale of the Blockbuster class A and class B common stock that may be received by NAIRI, Inc., a wholly owned subsidiary of National Amusements, Inc., Mr. Sumner M. Redstone or any of their respective affiliates in any spin-off.

Payment of Special Distribution

On [                        ], 2004, Blockbuster paid a special cash distribution of $5.00 per share (approximately $905.5 million in the aggregate), which is referred to in this prospectus as the “special distribution,” to its stockholders of record on August 27, 2004. Blockbuster used borrowings of $650 million under its new credit agreement together with the proceeds of its sale of $300 million aggregate principal amount of 9% senior subordinated notes due 2012, which are referred to in this prospectus as the “senior subordinated notes,” to fund the payment of the special distribution and finance transaction costs and expenses in connection with the split-off and the special distribution. See “Description of Indebtedness” beginning on page 37.

Stock Option Adjustment

Holders of Blockbuster stock options as of the record date for the special distribution were not entitled to receive the special distribution. However, in order to maintain the intrinsic value of previously granted options in light of the special distribution, on August 25, 2004, Blockbuster adjusted its outstanding stock options which allow employees and directors to purchase shares of Blockbuster class A common stock. The adjustments included the reduction of the exercise price of such stock options to an amount equal to (x) the original exercise price of such stock options multiplied by (y) the ratio of (1) the opening price per share on the ex-dividend date for the special distribution, to (2) the closing price per share on the business day before the ex-dividend date for the special distribution. Prior to the adjustment, the exercise prices of the options ranged from $[            ] to $[            ]. After the adjustment, the exercise prices ranged from $[            ] to $[            ]. The adjustments also resulted in an increase in the aggregate number of outstanding stock options from approximately [            ] million to approximately [            ] million.

New Blockbuster Credit Agreement

On August 20, 2004, Blockbuster entered into an agreement for a new $1.15 billion credit facility with a syndicate of lenders, which is referred to in this prospectus as the “new credit agreement,” which is secured by pledges of the stock of all of Blockbuster’s domestic subsidiaries and 65% of the stock of certain of Blockbuster’s foreign subsidiaries and guaranteed by the domestic subsidiaries of Blockbuster. The new credit agreement provides for three facilities: (i) a five-year $500 million revolving credit facility (of which up to $150 million is reserved for letters of credit provided by Blockbuster to support Blockbuster’s reimbursement obligations with respect to any payments that may be made by Viacom, Viacom International Inc. or their affiliates under certain of Blockbuster’s lease obligations, which are collectively referred to in this prospectus as the “Viacom letter of credit,” although such reserve amount may be decreased from time to time by the joint instructions of Viacom and Blockbuster); (ii) a five-year $100 million Term A Loan Facility; and (iii) a seven-year $550 million Term B Loan Facility. At the initial drawing, Blockbuster borrowed $650 million under the Term A and Term B Loan Facilities, which together with the proceeds from the offering of the senior subordinated notes were used to fund the payment of the special distribution and finance transaction costs and expenses in connection with the split-off and the special distribution. At the same time, Blockbuster borrowed $50 million under the revolving credit facility to repay amounts then outstanding under its prior credit agreement. See “Description of Indebtedness—New Blockbuster Credit Agreement” beginning on page 37, Note (1) of “Notes to Unaudited Pro Forma Consolidated Condensed Financial Information” on page 24 and “Risk Factors—Risk Factors Relating to Blockbuster’s Business—The Terms of Blockbuster’s New Credit Agreement and the Indenture Impose Many Restrictions on Blockbuster. A Failure by Blockbuster to Comply With Any of These Restrictions Could Result in Acceleration of Blockbuster’s Debt. Were this to Occur, Blockbuster Might Not Have Sufficient Cash to Pay Its Accelerated Indebtedness” on page 15.

Issuance of Senior Subordinated Notes

On August 20, 2004, Blockbuster issued $300 million aggregate principal amount of 9% Senior Subordinated Notes due 2012. The terms of the senior subordinated notes are governed by an indenture entered into on that date among Blockbuster, Blockbuster’s subsidiaries that are guarantors of the senior subordinated notes, and The Bank of New York Trust Company, N.A., as the trustee under the indenture. This indenture is referred to in this prospectus as the “indenture.” The senior subordinated notes will mature on September 1, 2012. Interest will accrue on the senior subordinated notes from August 20, 2004, and is payable on March 1 and September 1 of each year, with the first interest payment being due on March 1, 2005. Blockbuster may redeem all or a portion of the senior subordinated notes at any time on or after September 1, 2008, at redemption prices set forth in the indenture. Prior to September 1, 2008, Blockbuster may redeem all, but not less than all, the senior subordinated notes at a redemption price equal to the principal amount of the senior subordinated notes plus an applicable “make whole” premium and accrued and unpaid interest to the redemption date. In addition, at any time prior to September 1, 2007, Blockbuster may redeem up to 35% of the aggregate principal amount of the senior subordinated notes with the net proceeds of certain equity offerings at redemption prices set forth in the indenture. The senior subordinated notes are fully and unconditionally guaranteed on a senior subordinated basis, jointly and severally, by each of Blockbuster’s existing domestic restricted subsidiaries (as defined in the indenture). For more information about the senior subordinated notes, see “Description of Indebtedness—Indenture Governing 9% Senior Subordinated Notes Due 2012” beginning on page 39 and “Risk Factors—Risk Factors Relating to Blockbuster’s Business—The Terms of Blockbuster’s New Credit Agreement and the Indenture Impose Many Restrictions on Blockbuster. A Failure by Blockbuster to Comply With Any of These Restrictions Could Result in Acceleration of Blockbuster’s Debt. Were this to Occur, Blockbuster Might Not Have Sufficient Cash to Pay Its Accelerated Indebtedness” on page 15.

Registration Rights Agreement

On August 20, 2004, Blockbuster entered into a registration rights agreement as part of the offering of the senior subordinated notes pursuant to which it is obligated to use its reasonable best efforts to file with the SEC a registration statement with respect to an offer to exchange the senior subordinated notes for substantially similar notes that are registered under the Securities Act. Alternatively, if the exchange offer for the senior subordinated notes is not available or cannot be completed or some holders of senior subordinated notes are not able to participate in the exchange offer for the senior subordinated notes, Blockbuster will be required to use its reasonable best efforts to file a shelf registration statement to cover resales of the senior subordinated notes under the Securities Act. If this exchange offer is not completed or the shelf registration statement, if applicable, is not declared effective or does not remain effective for a minimum period of time, Blockbuster will be required to pay additional interest on the senior subordinated notes under specified circumstances.

Blockbuster Launch of Online DVD Rental Service

On August 11, 2004, Blockbuster announced the launch of BLOCKBUSTER Online™, a new Internet-based service that allows customers to rent unlimited DVDs by mail, up to three movies at a time, for a monthly fee.

Goodwill and Other Intangible Assets

In accordance with SFAS 142, Goodwill and Other Intangible Assets, Blockbuster tests goodwill and other intangible assets for impairment during the fourth quarter of each year and on an interim date should factors or indicators become apparent that would require an interim test. Blockbuster intends to perform an interim impairment test of its goodwill during the third quarter of 2004 due to recent developments related to this exchange offer. The exchange ratio and the market value of Blockbuster shares at the time of this exchange offer will be two of the factors considered in determining the estimated fair value of Blockbuster for the interim impairment test. This test could result in the recognition of a material non-cash impairment charge to Blockbuster’s June 30, 2004 goodwill balance, which was $2.6 billion.

Amendments to Organizational Documents

Blockbuster’s board of directors recommended that its stockholders approve certain amendments to its certificate of incorporation, and Blockbuster’s stockholders approved these amendments at Blockbuster’s 2004 annual meeting. The Blockbuster charter amendments will be filed and become effective immediately after Viacom’s acceptance for exchange of shares of Viacom class A and class B common stock pursuant to the exchange offer. These amendments provide, among other things, that after completion of the transactions described above under “The Company—Recent Developments—Split-Off” beginning on page 1, the number of votes per share of Blockbuster class B common stock will be reduced as described in the section entitled “Agreements Between Viacom and Blockbuster and Other Related Party Transactions—Initial Public Offering and Split-Off Agreement” beginning on page 28. As of the date of this prospectus, Blockbuster anticipates that, following such reduction, each share of Blockbuster class B common stock will be entitled to two votes per share. In addition, the amendments remove provisions relating to Viacom as a stockholder of Blockbuster and add other provisions that Blockbuster’s board of directors believes are advisable for a publicly traded company without a controlling stockholder. Blockbuster’s board of directors is also amending its bylaws to remove the provisions relating to Viacom as a stockholder of Blockbuster and to add other provisions that Blockbuster’s board of directors believes are advisable for a publicly traded company without a controlling stockholder. For a more complete description of the Blockbuster charter amendments and the amendments to Blockbuster’s bylaws, see the section entitled “Description of Capital Stock” beginning on page 43.

Composition of Board of Directors

Effective as of the time that Viacom owns shares representing not more than 50% of the total voting power of Blockbuster, the members of Blockbuster’s board of directors who are also directors or officers of Viacom will resign from Blockbuster’s board of directors. These individuals are: Mr. Sumner M. Redstone, Chairman of the Board of Directors and Chief Executive Officer of Viacom; Mr. Richard J. Bressler, Senior Executive Vice President and Chief Financial Officer of Viacom; Mr. Philippe P. Dauman, member of Viacom’s board of directors; and Mr. Michael D. Fricklas, Executive Vice President, General Counsel and Secretary of Viacom. In accordance with Blockbuster’s bylaws, these vacancies will be filled by a vote of the majority of the Blockbuster directors remaining in office and/or the authorized number of directors on Blockbuster’s board of directors will be reduced. As of the date of this prospectus, Blockbuster’s board of directors has not identified the individuals who will fill these vacancies or what changes, if any, it will make to the size of the board of directors.

New Employment Agreement with Chairman and CEO

In connection with the split-off and related transactions, Blockbuster entered into a new employment agreement with its chairman and chief executive officer, Mr. John F. Antioco, which provides for the issuance of restricted share units with an aggregate value of approximately $11.8 million. Approximately 1.0 million to 2.57 million restricted share units will be issued to Mr. Antioco based on the criteria outlined in the employment agreement. The restricted share units will be granted upon the fifth trading day after the distribution of “control” (as defined in Section 368(c) of the Internal Revenue Code of 1986, as amended) of Blockbuster. Half of the restricted stock units vest on the second anniversary of the distribution of “control” of Blockbuster and the other half vest on the third anniversary of the date of the distribution of “control” of Blockbuster. The vested restricted share units are payable in cash immediately after Mr. Antioco’s termination of employment or such later date as may be determined under the terms of the employment agreement at the average value of the Blockbuster class A and class B common stock on the date of termination. The terms of the new employment agreement also include an increase in Mr. Antioco’s annual salary of $0.4 million based upon the minimum amounts payable as set forth in the employment agreement. The employment agreement also calls for the issuance to Mr. Antioco of approximately 4.2 million to 5.0 million stock options for Blockbuster class A common stock. One-third of the options shall be granted on the fifth trading day after the distribution of “control” of Blockbuster, one-third on the thirtieth day after the distribution of “control” of Blockbuster and the final third shall be awarded on the sixtieth day after the distribution of “control” of Blockbuster. The options vest ratably in three equal installments on the first, second and third anniversaries of the distribution of “control” of Blockbuster.

Blockbuster’s principal executive offices are located at 1201 Elm Street, Dallas, Texas 75270 and its phone number is (214) 854-3000. Blockbuster maintains a website at www.blockbuster.com. Information contained in or accessible through Blockbuster’s website is not incorporated by reference into this prospectus and should not be considered a part hereof.

RISK FACTORS

You should consider carefully all of the information set forth or incorporated by reference in this prospectus and, in particular, the following risk factors in considering whether to invest in Blockbuster. If any of the events described below were to occur, Blockbuster’s business, prospects, financial condition, results of operations and/or cash flows could be materially adversely affected. In any such case, the price of shares of Blockbuster class A common stock could decline, and you could lose all or part of your investment in Blockbuster.

In addition, for a discussion of additional uncertainties associated with (i) Blockbuster’s businesses and (ii) forward-looking statements in this prospectus, see the section entitled “Disclosure Regarding Forward-Looking Information” on page ii.

Risk Factors Relating to Blockbuster’s Business

Current Studio Pricing Policies Have Resulted in Increased Competition from Mass Merchant Retailers, Which Has Affected, and Will Continue to Affect, Consumer Rental and Purchasing Behavior. Blockbuster Cannot Control or Predict with Certainty Future Studio Decisions. Future Changes in Studio Pricing or Other Practices Could Negatively Impact Blockbuster’s Profitability

Studio pricing for movies released to home video retailers historically was based on whether or not a studio desired to promote a movie for both rental and sale to the consumer, or primarily for rental, from the beginning of the home video distribution window. In order to promote a movie title for rental, the title would be released to home video retailers at a price that was too high to allow for an affordable sales price by the retailer to the consumer at the beginning of the home video distribution window. As rental demand subsided, the studio would reduce pricing in order to then allow for reasonably priced sales to consumers. Currently, substantially all DVD titles are released at a price to the home video retailer that is low enough to allow for an affordable sales price by the retailer to the consumer from the beginning of the home video distribution window. This sell-through pricing policy has led to increasing competition from other retailers, including mass merchants such as Wal-Mart, Best Buy, Circuit City and online retailers, who are able, due to the lower sell-through prices, to purchase DVDs for sale to consumers at the same time as traditional home video retailers, like Blockbuster, purchase both DVDs and VHS product for rental. In addition, some retailers sell movies at lower prices in order to increase overall traffic to their stores or businesses, and mass merchants may be more willing to sell at lower, or even below wholesale, prices because of the variety of their inventory. These factors have increased consumer interest in purchasing DVDs, which has reduced the significance of the VHS rental window.

Blockbuster believes that the increased consumer purchases are due in part to consumer interest in building DVD libraries of classic movies and personal favorites and that the studios will remain dependent on the traditional home video retailer to generate revenues for the studios from titles that are not classics or current box office hits. Blockbuster therefore believes the importance of the video rental industry to the studios will continue to be a factor in studio pricing decisions. However, Blockbuster cannot control or predict studio pricing policies with certainty, and Blockbuster cannot assure you that consumers will not, as a result of further decreases in studio sell-through pricing and/or sustained or further depressed pricing by competitors, increasingly desire to purchase rather than rent movies. Personal DVD libraries could also cause consumers to rent or purchase fewer movies in the future. Blockbuster’s profitability could, therefore, be negatively affected if, in light of any such consumer behavior, Blockbuster were unable to (i) grow its rental business; (ii) replace gross profits from generally higher-margin rentals with gross profits from increased sales of generally lower-margin sell-through product; or (iii) otherwise positively affect gross profits, such as through price increases or cost reductions. Blockbuster’s ability to achieve one or more of these objectives is subject to risks, including the risk that Blockbuster may not be able to compete effectively with other DVD retailers, some of whom may have competitive advantages such as the pricing flexibility described above or favorable consumer perceptions regarding value.

In any wholesale pricing environment, the extent of Blockbuster’s profitability is dependent on its ability to enter into arrangements with the studios that effectively balance cost considerations and the number of copies of a title stocked by Blockbuster. Each type of arrangement provides different advantages and challenges for Blockbuster. For example, Blockbuster has benefited from sell-through pricing of DVDs because the lower cost associated with DVD product has resulted in higher rental margins than product purchased under Blockbuster’s historical VHS revenue-sharing arrangements.

Blockbuster’s profitability could be negatively affected if studios were to make other changes in their wholesale pricing policies, which could include pricing rental windows for DVDs or expanded exploitation by studios of the international two-tiered pricing laws, which allow studios to charge different prices for movies intended for rental use as opposed to retail sale. In addition, Blockbuster cannot predict what use the studios might make of current or future alternative supply methods, such as downloading to stores or consumers, or what impact the use of such supply chain changes by Blockbuster or its competitors might have on Blockbuster’s profitability.

Blockbuster’s Video Business Could Lose a Competitive Advantage if the Movie Studios Were to Shorten or Eliminate the Home Video Retailer “Distribution Window” or Otherwise Adversely Change Their Current Practices With Respect to the Timing of the Release of Movies to the Various Distribution Channels

A competitive advantage that home video retailers currently enjoy over most other movie distribution channels, except theatrical release, is the early timing of the home video retailer “distribution window.” After the initial theatrical release of a movie, studios generally make their movies available to home video retailers (for rental and retail, including by mass merchant retailers) for specified periods of time. This distribution window is typically exclusive against most other forms of non-theatrical movie distribution, such as pay-per-view, video-on-demand, premium television, basic cable and network and syndicated television. The length of this exclusive distribution window for home video retailers varies, but has traditionally ranged from 45 to 60 days for domestic video retailers. Thereafter, movies are made sequentially available to television distribution channels.

Blockbuster’s business could be negatively affected if:

•	the home video retailer distribution windows were no longer the first following the theatrical release;

•	the length of the home video retailer distribution windows were shortened; or

•	the home video retailer distribution windows were no longer as exclusive as they are now;

because newly released movies would be made available earlier on these other forms of non-theatrical movie distribution. As a result, consumers would no longer need to wait until after the home video retailer distribution window to view a newly released movie on these other distribution channels. According to industry statistics, more movies are now being released to pay-per-view at the shorter end of the distribution window range than at the longer end. In addition, many of the major movie studios have entered into various ventures to provide video-on-demand or similar services of their own. Increased studio participation in or support of these types of services could impact their decisions with respect to the timing and exclusivity of the home video retailer distribution window.

Blockbuster believes that the studios have a significant interest in maintaining a viable home video retail industry. However, because the order, length and exclusivity of each window for each distribution channel is determined solely by the studio releasing the movie, Blockbuster cannot predict the impact, if any, of any future decisions by the studios. In addition, any consolidation or vertical integration of media companies to include both content providers and digital distributors could pose a risk to the continuation of the distribution window.

If the Average Sales Price for Blockbuster’s Previously Rented Product Is Not at or Above an Expected Price, Blockbuster’s Expected Gross Margins May Be Adversely Affected

To achieve Blockbuster’s expected revenues and gross margins, Blockbuster needs to sell its previously rented product at or above an expected price. If the average sales price of Blockbuster’s previously rented product is not at or above this expected price, Blockbuster’s revenues and gross margins may be adversely affected. At the same time, it is important that Blockbuster maximize its overall rental stream through its allocation of store space. Blockbuster may need to turn its inventory of previously rented product more quickly in the future in order to make room in its stores for additional DVDs or new initiatives. Therefore, Blockbuster cannot assure you that in the future it will be able to sell, on average, its previously rented product at or above the expected price.

Other factors that could affect Blockbuster’s ability to sell its previously rented product at expected prices include:

•	consumer desire to own the particular movie or game;

•	the amount of previously rented product or traded product available for sale by others to the public; and

•	changes in the price of retail product by the studios or changes by other retailers, particularly the mass merchants mentioned above.

In addition, Blockbuster’s sales of previously rented product, especially DVDs, compete with sales of newly released product that is priced for sell-through.

Blockbuster Intends to Invest Significantly in Its Business in 2004 and 2005 Which, Together With the Anticipated Weakness in the Rental Industry, Will Adversely Affect Its Profitability for Those Periods

Blockbuster is investing in new initiatives intended to enable Blockbuster to evolve into a complete source for movies and games. Blockbuster believes its new initiatives will enable it to take advantage of emerging trends in home entertainment. However, some of Blockbuster’s new initiatives are at the beginning of what Blockbuster believes are their potential growth curves and will involve significant start-up costs. Blockbuster’s full-year 2004 financial results, including cash flows, will therefore be adversely impacted by the investment of approximately $90 million of incremental operating expenses and approximately $100 million of additional capital investments associated with the development and launch of its key growth initiatives, as well as by the anticipated continued weakness in the rental industry. Due to the changing dynamics of the rental market and the prospects of new business initiatives, Blockbuster is considering accelerating its investment spending. If Blockbuster decides to accelerate its investment spending or if its rental business is weaker than currently anticipated, Blockbuster anticipates a correlating further adverse impact on its financial results during 2004 and 2005.

Blockbuster’s Financial Results Could Be Adversely Affected if Blockbuster Is Unable to Manage Its Retail Inventory Effectively or if Blockbuster Is Unable to Obtain or Maintain Favorable Terms from Its Suppliers

Blockbuster’s purchasing decisions are influenced by many factors, including predictions of consumer demand, gross margin considerations and supplier product return policies. While much of Blockbuster’s retail movie product in the United States, but not internationally, is returnable to vendors, the increased investment in inventory necessary to capitalize on the growing retail market increases Blockbuster’s exposure to excess inventories in the event anticipated sales fail to materialize. In addition, returns of Blockbuster’s games inventory, which is prone to obsolescence risks because of the nature of the industry, are subject to negotiation with vendors. The prevalence of multiple game platforms may make it more difficult for Blockbuster to accurately predict consumer demand with respect to video games. The nature of and market for Blockbuster’s products, particularly games and DVDs, also makes them prone to risk of theft and loss. Blockbuster’s operating results could suffer if it is not able to:

•	obtain or maintain favorable terms from its suppliers with respect to such matters as product returns;

•	maintain adequate copy depth to maintain customer satisfaction;

•	control shrinkage resulting from theft or loss; or

•	avoid significant inventory excesses that could force Blockbuster to sell products at a discount or loss.

Blockbuster Is Dependent on the Introduction and Supply of New and Enhanced Game Platforms and Software to Attract and Retain Its Video Game Customers

The home video game industry has traditionally been a hit-driven business characterized by short product lifecycles and frequent introduction of new products. Historically, the lifecycle for game platforms has been about five years, with a limited number of platforms achieving success at any given time. The industry typically grows with the introduction of new hardware platforms and games, but tends to slow prior to the introduction of new platforms, as consumers hold back their purchases in anticipation of new platform and game enhancements. Blockbuster’s video games business is, therefore, dependent on the introduction of new and enhanced game platforms and software in order to attract and retain its video game customers. Delays in introduction, slower than expected hardware or software shipments or any failure to obtain sufficient product from Blockbuster’s suppliers on favorable terms could negatively affect Blockbuster’s business or increase fluctuations in Blockbuster’s results of operations.

Piracy of the Products Blockbuster Offers or Disregard of Release Dates May Adversely Affect Its Operations

Although piracy is illegal, it is a real and significant threat to the home video industry. The development of technology, including digital copying and file compression, and the growing penetration of high-bandwidth Internet connections and ease of networking, increase the threat of piracy by making it easier to duplicate and widely distribute pirated content. Although piracy is a concern in the United States, it is having a more significant adverse affect on the home video industry in international markets. Blockbuster cannot assure you that movie studios and others with rights in the product will take steps to enforce their rights against piracy or that they will be successful in preventing the distribution of pirated content. Increases in piracy could continue to negatively affect Blockbuster’s revenues. In addition, when the studios’ distribution licensees disregard the studios’ release dates and release product to home video retailers other than Blockbuster before the release date, Blockbuster could be adversely affected. Blockbuster cannot assure you that the studios can or will control such distribution licensees, particularly international ones.

Blockbuster Cannot Predict the Impact that New or Improved Technologies or Video Formats, Alternative Methods of Product Delivery or Changes in Consumer Behavior Facilitated by These Technologies or Formats and Alternative Methods of Product Delivery May Have on Its Business

Advances in technologies such as video-on-demand, new video formats, downloading or alternative methods of product delivery or certain changes in consumer behavior driven by these or other technologies and methods of delivery could have a negative effect on Blockbuster’s business. In particular, Blockbuster’s business could be impacted if:

•	newly released movies were to be made widely available by the studios to these technologies or these formats at the same time or before they are made available to home video retailers for rental; and

•	these technologies or new formats were to be widely accepted by consumers.

The widespread availability of additional channels on satellite and digital cable systems may significantly reduce public demand for Blockbuster’s products. Advances in direct broadcast satellite and cable technologies may adversely affect public demand for video store rentals. If direct broadcast satellite and digital cable were to become more widely available and accepted, this could cause a smaller number of movies to be rented if viewers were to favor the expanded number of conventional channels and expanded content, including movies, specialty programming and sporting events, offered through these services. If this were to occur, it could have a negative effect on Blockbuster’s video store business. Direct broadcast satellite providers transmit numerous channels of programs by satellite transmission into subscribers’ homes. In addition, cable providers are taking advantage of digital technology to transmit many additional channels of television programs over cable lines to subscribers’ homes.

Because of the increased availability of channels, direct broadcast satellite and digital cable providers have been able to enhance their pay-per-view business by:

•	substantially increasing the number and variety of movies they can offer their subscribers on a pay-per-view basis; and

•	providing more frequent and convenient start times for the most popular movies.

If these enhanced pay-per-view services were to become more widely available and accepted, pay-per-view purchases could significantly increase. Pay-per-view allows the consumer to avoid trips to the video store for rentals and returns of movies, which also eliminates the chance they will incur additional costs for keeping a movie beyond its initial rental term. However, newly released movies are currently made available by the studios for rental prior to being made available on a pay-per-view basis. Pay-per-view also does not allow the consumer to start, stop and rewind the movie or fully control start times. Increases in the size of the pay-per-view market could lead to an earlier distribution window for movies on pay-per-view if the studios were to perceive this to be a better way to maximize their revenues.

Blockbuster’s video store business must compete with the availability of video-on demand and similar or other technologies, and alternative methods of delivery, which may significantly reduce the demand for Blockbuster’s products or otherwise negatively affect Blockbuster’s business. Any method for delivery of movies or games that serves as an alternative to obtaining that content in Blockbuster’s stores can impact its business. Examples of delivery methods that are currently available on a limited or test basis, but that could impact Blockbuster’s business, are video-on-demand, delivery by mail and online gaming. In addition, technological advances with personal video recorders and disposable DVDs could impact Blockbuster’s business.

Video-on-demand. Some digital cable providers and a limited number of Internet content providers have implemented technology referred to as video-on-demand. This technology transmits movies and other entertainment content on demand with interactive capabilities such as start, stop and rewind. In addition, some cable providers have introduced subscription video-on-demand, which allows consumers to pay a flat fee per month for access to a selection of content with fast-forward, stop and rewind capabilities. In addition to being available from most major cable providers in select markets, video-on-demand has been introduced over the Internet, as high-speed Internet access has greatly increased the speed and quality of viewing content, including feature-length movies, on personal computers. Blockbuster has previously tested an entertainment-on-demand service, which delivered video-on-demand to consumers’ television sets via digital subscriber lines and fiber optic connections, and Blockbuster conducts similar tests from time to time. The future of video-on-demand services, including services provided by Blockbuster, is uncertain. Video-on-demand could have a negative effect on Blockbuster’s video store business if:

•	video-on-demand could be profitably provided at a reasonable price; and

•	newly released movies were made available at the same time, or before, they were made available to the home video retailers for rental.

Delivery by mail. Some companies, including Blockbuster, offer consumers the ability to purchase or rent movies and games through the Internet, with delivery by mail. This includes various online rental subscription programs, which generally do not have extended viewing fees. The convenience offered by this method of product delivery, and the attractiveness to consumers of having no extended viewing fees, could reduce the number of consumers who obtain product from Blockbuster’s stores.

Disposable DVDs; personal video recorders. The technology exists for retailers to offer disposable DVDs, which would allow a consumer to view a DVD for an unlimited number of times during a specified period of time, at the end of which the DVD becomes unplayable as a result of chemistry technology. Another technology that could have an effect on Blockbuster’s video store business is the personal video recorder. A personal video recorder allows consumers to automatically and digitally record programs to create a customized television line- up for viewing at any time. This technology also enables consumers to pause, rewind, instant replay and playback in slow motion any live television broadcast. This technology is also increasingly being used to download movies in a form known as Subscriber Video on Demand. Blockbuster cannot predict the impact that these technologies will have on its business.

Blockbuster Could Incur Substantial Costs Defending Itself in any Suits Brought Against Blockbuster Asserting Patent or Other Intellectual Property Rights

Netflix, Blockbuster’s primary domestic competitor in online rental, recently stated that it had obtained a patent covering online rental subscription (U.S. Patent No. 6,584,450). While Blockbuster cannot predict with certainty the scope, validity and enforceability of this or any other patent, Blockbuster could nevertheless incur substantial costs in defending itself in any suits brought against Blockbuster asserting patent or other intellectual property rights. If the outcome of any such litigation were to be unfavorable to Blockbuster, its business and results of operations could be materially adversely affected. Blockbuster is not currently aware of any patent that it believes will materially adversely affect its ability to pursue its current and planned business operations.

Blockbuster Has Had Limited Experience with Certain New Customer Proposition Initiatives and Cannot Assure You When or if These or Future Initiatives Will Have a Positive Impact on Blockbuster’s Profitability

Blockbuster has implemented and will continue to implement initiatives that are designed to enhance efficiency and customer convenience in its stores, and Blockbuster is also continuing to test and implement initiatives such as in-store and online subscription-based rentals, games store-in-stores and trading concepts. The implementation of these and other similar initiatives in Blockbuster’s stores will involve significant investments by Blockbuster of time and money. Because Blockbuster has limited experience with such new initiatives, Blockbuster cannot assure you that they will be successful or profitable either over the short or long term, including success in retaining customers. Blockbuster’s ability to effectively and timely prioritize and implement its initiatives will also affect when and if they will have a positive impact on Blockbuster’s profitability.

Any Failure or Inadequacy of Blockbuster’s Information Technology Infrastructure Could Harm Its Business

The capacity, reliability and security of Blockbuster’s information technology hardware and software infrastructure and Blockbuster’s ability to expand and update this infrastructure in response to its growth and changing needs are important to the implementation of Blockbuster’s new customer proposition initiatives, as well as the operation of Blockbuster’s business generally. In connection with Blockbuster’s growth and to avoid technology obsolescence and enable future cost savings and customer enhancements, Blockbuster is continually updating its information technology infrastructure. In addition, Blockbuster intends to add new features and functionality to its products, services and systems that could result in the need to develop, license or integrate additional technologies. Blockbuster’s inability to add additional software and hardware or to upgrade its technology infrastructure could have adverse consequences, which could include the delayed implementation of

Blockbuster’s new customer proposition initiatives, service interruptions, impaired quality or speed of the users’ experience and the diversion of development resources. Blockbuster’s failure to provide new features or functionality to its systems also could result in these consequences. Blockbuster may not be able to effectively upgrade and expand its systems, or add new systems, in a timely manner or to integrate smoothly any newly developed or purchased technologies with its existing systems. These difficulties could harm or limit Blockbuster’s ability to improve its business.

Newly Opened Stores May Adversely Affect the Profitability of Pre-Existing Stores

Blockbuster expects to open company-operated stores in markets where it already has significant operations in order to maximize its market share within these markets. Although Blockbuster has a store development approach that is designed to minimize the effect of newly opened stores on pre-existing stores, Blockbuster cannot assure you that these newly opened stores will not adversely affect the revenues and profitability of those pre-existing stores in any given market.

Blockbuster May Be Required to Make Lease Payments Related to Blockbuster Music Stores that Were Sold to Wherehouse Entertainment Inc., Which Is in Chapter 11 Bankruptcy

In October 1998, about 380 BLOCKBUSTER MUSIC™ stores were sold to Wherehouse Entertainment Inc., which is referred to in this prospectus as “Wherehouse.” Some of the leases transferred in connection with this sale had previously been guaranteed either by Viacom or its affiliates. In connection with Blockbuster’s initial public offering, Blockbuster entered into an Initial Public Offering and Split-Off Agreement with Viacom, pursuant to which Blockbuster agreed to indemnify Viacom with respect to any amount paid under these guarantees. See the section entitled “Agreements Between Viacom and Blockbuster and Other Related Party Transactions—Initial Public Offering and Split-Off Agreement” beginning on page 28. On January 21, 2003, Wherehouse filed a petition for protection under Chapter 11 of U.S. bankruptcy law. Based on information regarding lease and guarantee expirations originally available in connection with the Wherehouse bankruptcy, Blockbuster estimated that it was contingently liable for approximately $36 million. Of this amount, Blockbuster recorded a reserve of $18.7 million during the fourth quarter of 2002, which represented Blockbuster’s estimate of the lease guarantee obligation at that time. During 2003 and the six months ended June 30, 2004, Blockbuster paid approximately $10.7 million associated with the lease guarantee obligation. In addition, during the fourth quarter of 2003, Blockbuster reduced the reserve by $2.6 million, resulting in a remaining reserve balance of $5.4 million at June 30, 2004, which Blockbuster believes is appropriate based upon its most current information regarding the Wherehouse bankruptcy proceedings. Any payments Blockbuster is required to make under the guarantees in excess of its recorded reserve would negatively affect Blockbuster’s results of operations.

Blockbuster’s Business Model Is Substantially Dependent on the Functionality of Its Centralized Domestic and International Distribution Centers

Blockbuster’s domestic distribution system is centralized. This means that Blockbuster ships nearly all of the products to its U.S. company-operated stores through Blockbuster’s distribution center. If Blockbuster’s distribution center were to become non-operational for any reason, Blockbuster could incur significantly higher costs and longer lead times associated with distributing Blockbuster’s movies and other products to its stores. In international markets, there are a variety of distribution methodologies utilized with similar risks to those in the United States.

Blockbuster’s Financial Results Could be Negatively Impacted by any Impairment of Goodwill or Other Intangible Assets Required by SFAS 142

In accordance with SFAS 142, Goodwill and Other Intangible Assets, Blockbuster tests goodwill and other intangible assets for impairment during the fourth quarter of each year and on an interim date should factors or indicators become apparent that would require an interim test. Blockbuster intends to perform an interim impairment test of its goodwill during the third quarter of 2004 due to recent developments related to this exchange offer. The exchange ratio and the market value of Blockbuster shares at the time of this exchange offer will be two of the factors considered in determining the estimated fair value of Blockbuster for the interim impairment test. This test could result in the recognition of a material non-cash impairment charge to Blockbuster’s June 30, 2004 goodwill balance, which was $2.6 billion.

Blockbuster’s Financial Results Could be Negatively Impacted by the Application of Future Accounting Policies

Blockbuster’s financial results could be negatively impacted by the application of future accounting policies. For example, Blockbuster could be negatively impacted by the required adoption of new accounting pronouncements such as the Financial Accounting Standards Board Exposure Draft, Share-Based Payment, an Amendment of FASB Statements No. 123 and 95, or pending legislation such as H.R. 3574, The Stock Option Accounting Reform Act.

Blockbuster Is Subject to Governmental Regulation Particular to the Retail Home Video Industry and Changes in U.S. or International Laws May Adversely Affect Blockbuster

Any finding that Blockbuster has been, or is, in noncompliance with respect to the laws affecting its business could result in, among other things, governmental penalties or private litigant damages, which could have a material adverse effect on Blockbuster. Blockbuster is subject to various international and U.S. federal and state laws that govern the offer and sale of Blockbuster’s franchises because Blockbuster acts as a franchisor. In addition, because Blockbuster operates video stores and develops new video stores, Blockbuster is subject to various international and U.S. federal and state laws that govern, among other things, the disclosure and retention of Blockbuster’s video rental records and access and use of its video stores by disabled persons, and are subject to various state and local advertising, consumer protection, licensing, zoning, land use, construction, environmental, health and safety, minimum wage and labor and other employment regulations. The international home video and video game industry varies from country to country due to, among other things, legal standards and regulations, such as those relating to foreign ownership rights; unauthorized copying; intellectual property rights; movie ratings, which in many countries are legal standards unlike the voluntary standards of the United States; labor and employment matters; trade regulation and business practices; franchising and taxation; and format and technical standards. Blockbuster’s obligation to comply with, and the effects of, the above governmental regulations are increased by the magnitude of Blockbuster’s operations.

There is also a significant amount of U.S. state and local and international regulation governing trading activities. As Blockbuster continues to develop its movie and games trading model, Blockbuster will incur additional costs to comply with these regulations. In addition, efforts to comply with these regulations could delay Blockbuster’s ability to implement its trading and games initiatives on its proposed schedule.

Changes in existing laws, including environmental and employment laws, adoption of new laws or increases in the minimum wage, may increase Blockbuster’s costs or otherwise adversely affect Blockbuster. For example, the repeal or limitation in the United States of certain favorable copyright laws would have an adverse impact in the United States on Blockbuster’s rental business. In August 2002, the U.S. Copyright Office released its study on the first sale doctrine in the digital age and determined that no changes were warranted. Similarly, the adoption or expansion of laws in any other country to allow copyright owners to charge retailers more for rental product than for sell-through product could have an adverse impact on Blockbuster’s rental business in that country.

Any Acquisitions Blockbuster Makes Involve a Degree of Risk

Blockbuster has in the past, and may in the future, engage in acquisitions to continue expansion of its domestic and international rental and retail presence. For example, during the past several years, Blockbuster made asset acquisitions of stores in the United States and in markets outside of the United States. In addition, during 2002, Blockbuster acquired all of the capital stock of the second largest games retailer in the United Kingdom and purchased the 51% interest that Blockbuster did not already own in its joint venture based in Italy. If these or any future acquisitions are not successfully integrated with Blockbuster’s business, its ongoing operations could be adversely affected. Additionally, acquisitions may not achieve desired profitability objectives or result in any anticipated successful expansion of the acquired businesses or concepts. Although Blockbuster reviews and analyzes assets or companies it acquires, such reviews are subject to uncertainties and may not reveal all potential risks. Additionally, although Blockbuster attempts to obtain protective contractual provisions, such as representations, warranties and indemnities, in connection with acquisitions, Blockbuster cannot assure you that it can obtain such provisions in its acquisitions or that they will fully protect Blockbuster from unforeseen costs of the acquisition.

As a Result of the Payment of the Special Distribution Blockbuster’s Leverage Will Increase and Blockbuster’s Ability to Make Payments on its Bank Debt and Senior Subordinated Notes will Depend on Blockbuster’s Future Operating Performance Which Will Depend on a Number of Factors That are Outside of Blockbuster’s Control

Blockbuster incurred additional debt of $950 million under its new credit agreement and through the issuance of the senior subordinated notes in order to pay the special distribution to its stockholders and to finance transaction costs and expenses in connection with the split-off and the special distribution. As of June 30, 2004, on a pro forma basis after giving effect to the split-off, the exchange offer, the share conversion, the special distribution, entering into the new employment agreement with its chairman and chief executive officer, Mr. John F. Antioco, the borrowings under the new credit agreement, the issuance of the senior subordinated notes and the application of the borrowings and proceeds therefrom and the payment of fees and expenses related to the foregoing, Blockbuster would have had total debt of approximately $1,095.9 million, or approximately 30% of Blockbuster’s total capitalization. In addition, Blockbuster has provided (a) the Viacom letter of credit and (b) other letters of credit issued in the ordinary course of business. See the section entitled “Unaudited Pro Forma Consolidated Condensed Financial Information” beginning on page 21. Blockbuster’s debt service obligations with respect to this new debt will have an adverse impact on its earnings and cash flow for as long as the indebtedness is outstanding. This adverse effect on earnings and cash flow could negatively impact Blockbuster’s stock price.

Blockbuster’s ability to make principal and interest payments on its bank debt will depend on Blockbuster’s future operating performance, which will depend on a number of factors, many of which are outside Blockbuster’s control. The degree to which Blockbuster is leveraged could have other important consequences, including the following:

•	Blockbuster must dedicate a substantial portion of its cash flows from operations to the payment of its indebtedness, reducing the funds available for future working capital requirements, capital expenditures, acquisitions or other general corporate requirements;

•	some of Blockbuster’s borrowings are, and will continue to be, at variable rates of interest, which may result in higher interest expense in the event of increases in interest rates;

•	Blockbuster may be more highly leveraged than some of its competitors, which could place it at a competitive disadvantage;

•	Blockbuster may be more vulnerable to adverse economic and industry conditions;

•	Blockbuster’s debt level could limit its flexibility in planning for, or reacting to, changes in its business and the industry in which it operates;

•	Blockbuster’s indebtedness may make it more difficult for Blockbuster to pay its debts as they become due during negative economic and market industry conditions because if its revenues decrease due to general economic or industry conditions, it may not have sufficient cash flow from operations to make its scheduled debt payments; and

•	Blockbuster’s indebtedness may limit its ability to borrow additional funds.

Based upon current levels of operations and anticipated growth, Blockbuster expects to be able to generate sufficient cash flow to make all of the principal and interest payments when such payments are due under Blockbuster’s new credit agreement and under the indenture governing Blockbuster’s senior subordinated notes, but there can be no assurance that Blockbuster will be able to repay such borrowings.

The Terms of Blockbuster’s New Credit Agreement and the Indenture Impose Many Restrictions on Blockbuster. A Failure by Blockbuster to Comply With Any of These Restrictions Could Result in Acceleration of Blockbuster’s Debt. Were this to Occur, Blockbuster Might Not Have Sufficient Cash to Pay Its Accelerated Indebtedness

The operating and financial restrictions and covenants in Blockbuster’s debt agreements, including the new credit agreement and the indenture governing the senior subordinated notes, may adversely affect Blockbuster’s ability to finance future operations or capital needs or to engage in new business activities. The new credit agreement and/or the indenture restrict Blockbuster’s ability to, among other things:

•	repurchase or redeem capital stock or subordinated indebtedness;

•	pay dividends or make distributions to stockholders;

•	incur or guarantee additional indebtedness;

•	create liens;

•	engage in sale and leaseback transactions;

•	amend or otherwise alter debt and other material agreements;

•	engage in mergers, acquisitions or asset sales; and

•	transact with affiliates.

In addition, the credit agreement requires Blockbuster to maintain certain financial ratios. As a result of these covenants and ratios, Blockbuster is limited in the manner in which it can conduct its business, and may be unable to engage in favorable business activities or finance future operations or capital needs. Accordingly, these restrictions may limit Blockbuster’s ability to successfully operate its business. A failure to comply with the restrictions contained in the new credit agreement or the indenture, or to maintain the financial ratios in the new credit agreement, could lead to an event of default that would result in an acceleration of the indebtedness. Blockbuster cannot assure you that its future operating results will be sufficient to ensure compliance with the covenants in the new credit agreement, the indenture or other indebtedness or to remedy any such default. In addition, in the event of an acceleration, Blockbuster may not have or be able to obtain sufficient funds to make any accelerated payments. See “Description of Indebtedness” beginning on page 37.

Blockbuster’s Obligations Pursuant to the Initial Public Offering and Split-Off Agreement Relating to Certain Real Estate Leases Guaranteed by Viacom May Adversely Affect Blockbuster’s Ability to Negotiate Renewals or Modifications to a Subset of Such Leases

The Initial Public Offering and Split-Off Agreement between Blockbuster and Viacom, which is referred to in this prospectus as the “IPO Agreement,” imposes various restrictions and limitations on Blockbuster’s ability to renew or modify, in a manner that increases Viacom’s potential liability, a subset of the leases guaranteed by Viacom, which could make it more difficult and expensive, and in some cases impossible, to renew or modify certain of these leases. See the section entitled “Agreements Between Viacom and Blockbuster and Other Related Party Transactions—Initial Public Offering and Split-Off Agreement” beginning on page 28.

Blockbuster’s Obligations Pursuant to the IPO Agreement to Maintain Letters of Credit in Favor of Viacom Will Reduce Blockbuster’s Borrowing Capacity

Pursuant to the IPO agreement, Blockbuster has provided the Viacom letter of credit for the benefit of Viacom to support Viacom’s potential liability for certain real estate lease obligations of Blockbuster. The

Viacom letter of credit reduces Blockbuster’s borrowing capacity under the terms of its new credit agreement by $150 million. Until the Viacom letter of credit or any renewal thereof is terminated, Blockbuster anticipates any future or additional lenders may treat Blockbuster’s letter of credit obligation as if it were outstanding indebtedness when assessing Blockbuster’s borrowing capacity. Furthermore, if Blockbuster is unable to renew or otherwise replace the Viacom letter of credit prior to its expiration as required by the IPO agreement, Viacom has the right to draw down the full amount of the Viacom letter of credit, which would cause Blockbuster to borrow funds under its new credit agreement to reimburse the letter of credit bank. In either case, any resulting reduction in borrowing capacity could restrict or prevent Blockbuster from being able to borrow amounts necessary to engage in favorable business activities, consummate strategic acquisitions or otherwise fund capital needs. See the section entitled “Agreements Between Viacom and Blockbuster and Other Related Party Transactions—Initial Public Offering and Split-Off Agreement” beginning on page 28.

If Blockbuster Loses Key Senior Management or is Unable to Attract and Retain the Talent Required for its Business, its Operating Results Could Suffer

Blockbuster’s performance depends largely on the efforts and abilities of its members of senior management. These executives have substantial experience and expertise in Blockbuster’s business and have made significant contributions to its growth and success. The unexpected loss of services of one or more of these individuals could have an adverse effect on Blockbuster’s business. Blockbuster will need to attract and retain additional qualified personnel and develop, train and manage an increasing number of management-level employees. Blockbuster cannot assure you that it will be able to attract and retain personnel as needed in the future.

Blockbuster is Subject to Various Litigation Matters Which Could, if Judgments Were to be Rendered Against Blockbuster, Have an Adverse Effect on Blockbuster’s Operating Results

Blockbuster is a defendant in various lawsuits. If judgments were to be rendered against Blockbuster in these lawsuits, Blockbuster’s results of operations could be adversely affected. See “Item 3. Legal Proceedings” in Blockbuster’s Annual Report on Form 10-K for the year ended December 31, 2003 and “Item 1. Consolidated Financial Statements—Note 5—Commitments and Contingencies” in Blockbuster’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2004 for a discussion of litigation matters relating to Blockbuster’s business.

Risk Factors Relating to the Exchange Offer

After the Exchange Offer, Blockbuster Will No Longer Have Access to the Financial Strength and Resources of Viacom

As a Viacom subsidiary, Blockbuster has had access to Viacom’s financial strength and extensive network of business relationships with companies around the world. Blockbuster has drawn on this resource in developing its own relationships and contacts and in participating in Viacom’s relationships with third parties. After the completion of the exchange offer, Blockbuster will be an independent company and will no longer be able to benefit from Viacom’s financial strength and resources to the same extent that it could as a majority-owned subsidiary of Viacom.

In Connection with the Exchange Offer, Blockbuster Must Replace Services Provided by Viacom

Prior to Blockbuster’s initial public offering, Viacom and Blockbuster entered into a number of agreements whereby Viacom agreed to provide certain services to Blockbuster. In connection with the exchange offer, Viacom and Blockbuster have amended these agreements. See the section entitled “Agreements Between Viacom and Blockbuster and Other Related Party Transactions” beginning on page 28 for a description of some of these agreements. Pursuant to the amended and restated transition services agreement, Viacom will no longer provide certain of these services as of the completion of the exchange offer and no longer provide certain other services as of 90 days following the completion of the exchange offer. Blockbuster cannot assure you that it will be able to obtain replacement services on acceptable terms, if at all, once these services are no longer provided by Viacom.

Change of Control Provisions in Blockbuster Contracts Could Adversely Impact Blockbuster

As a result of the completion of the exchange offer and any spin-off, more than 80% of the voting control of Blockbuster will be transferred. Under the terms of some of Blockbuster’s leases and other contracts, this transfer may constitute an assignment by, or be considered a change of control, of Blockbuster. The failure to obtain consents under a material number of these contracts may adversely affect Blockbuster’s financial performance or results of operations.

The Historical Financial Information of Blockbuster May Not Be Indicative of Its Results as an Independent Company

The historical and pro forma financial information of Blockbuster presented in, or incorporated by reference into, this document may not necessarily reflect what the results of operations, financial condition and cash flows of Blockbuster would have been had it been an independent entity pursuing independent strategies during the periods presented. As a result, historical financial information is not necessarily indicative of future results of operations, financial condition and cash flows of Blockbuster.

A Trading Market May Not Develop for the Shares of Blockbuster Class B Common Stock, Which May Adversely Affect the Market Price

There is currently no trading market for Blockbuster class B common stock, and Blockbuster cannot assure you that one will develop or be sustained after the exchange offer. Blockbuster class A common stock is currently listed on the New York Stock Exchange under the symbol “BBI.” Following the completion of the exchange offer, subject to authorization by the New York Stock Exchange, Blockbuster class B common stock will be listed on the New York Stock Exchange under the symbol “BBI.B.” Blockbuster cannot predict the prices at which the Blockbuster class A or class B common stock will trade after the exchange offer.

The Exchange Offer and Related Transactions Will Result in a Substantial Amount of Blockbuster Class A and Class B Common Stock Held by Viacom Entering the Market, Which May Adversely Affect the Market Price of Blockbuster’s Class A and Class B Common Stock. The Prior Performance of Blockbuster’s Class A Common Stock May Not Be Indicative of its Performance After the Exchange Offer

Prior to the split-off, Blockbuster was a majority-owned subsidiary of Viacom and only approximately 37.1 million shares of Blockbuster class A common stock (or 20.5% of the total equity value of Blockbuster) were publicly traded. In addition to offering [                ] million shares of Blockbuster class B common stock and [                ] million shares of converted class A common stock in the exchange offer, Viacom intends to dispose of approximately 3.6 million shares of Blockbuster class A common stock it acquired through open market purchases in order to maintain U.S. federal income tax consolidation with Blockbuster. Viacom intends to contribute all of these shares to the Viacom Pension Plan and/or the CBS Combined Pension Plan prior to the completion of the exchange offer. Blockbuster has filed this shelf registration statement on Form S-3 in order to facilitate the public resale of these shares by the Viacom Pension Plan and/or the CBS Combined Pension Plan. Following the exchange offer and any such resales, assuming the exchange offer is fully subscribed, 100% of the total equity of Blockbuster will be publicly traded. The distribution of such a large number of shares of Blockbuster class A common stock and Blockbuster class B common stock could adversely affect the market prices of Blockbuster class A and class B common stock. In addition, prior performance of Blockbuster’s class A common stock may not be indicative of the performance of Blockbuster’s common stock after the exchange offer.

There May Be an Adverse Effect on the Price of Blockbuster Class A Common Stock Due to Disparate Voting Rights of Blockbuster Class A Common Stock and Blockbuster Class B Common Stock and, Possibly, Differences in the Liquidity of the Two Classes

The differential in the voting rights of Blockbuster class A and class B common stock could adversely affect the price of the Blockbuster class A common stock to the extent that investors or any potential future purchaser of Blockbuster common stock ascribe value to the superior voting rights of the Blockbuster class B common stock. The holders of Blockbuster class A and class B common stock generally have identical rights except that holders of Blockbuster class A common stock are entitled to one vote per share while holders of Blockbuster class B common stock are currently entitled to five votes per share. After completion of the transactions described in this prospectus in the section entitled “The Company—Recent Developments—Split-Off” beginning on page 1, the number of votes per share of Blockbuster class B common stock will be reduced as described in the section entitled “Agreements Between Viacom and Blockbuster and Other Related Party Transactions—Initial Public Offering and Split-Off Agreement” beginning on page 28. As of the date of this prospectus, Blockbuster anticipates that, following such reduction, each share of Blockbuster class B common stock will be entitled to two votes per share. Holders of Blockbuster class A and class B common stock are entitled to separate class votes on amendments to Blockbuster’s certificate of incorporation that would alter or adversely affect the powers, preferences or special rights of the shares of their respective classes. In addition, it is possible that differences in the liquidity between the two classes may develop, which could result in price differences.

Blockbuster’s Stock Price May Fluctuate Significantly Following the Split-Off, and You Could Lose All or Part of Your Investment as a Result

The price of Blockbuster class A and class B common stock may fluctuate significantly following the split-off as a result of many factors in addition to those discussed in the two preceding risk factors. These factors, some or all of which are beyond Blockbuster’s control, include:

•	actual or anticipated fluctuations in Blockbuster’s operating results;

•	changes in expectations as to Blockbuster’s future financial performance or changes in financial estimates of securities analysts;

•	success of Blockbuster’s operating and growth strategies;

•	investor anticipation of strategic and technological threats, whether or not warranted by actual events;

•	operating and stock price performance of other comparable companies; and

•	realization of any of the risks described in these risk factors.

In addition, the stock market recently has experienced extreme volatility that often has been unrelated or disproportionate to the operating performance of particular companies. These broad market and industry fluctuations may adversely affect the trading price of Blockbuster class A and class B common stock, regardless of Blockbuster’s actual operating performance.

Blockbuster’s Anti-takeover Provisions May Delay or Prevent a Change of Control of Blockbuster, Which Could Adversely Affect the Price of Blockbuster Class A and Class B Common Stock

The existence of some provisions in Blockbuster’s corporate documents and Delaware law may delay or prevent a change in control of Blockbuster, which could adversely affect the price of Blockbuster class A and class B common stock. Blockbuster’s certificate of incorporation and Blockbuster’s bylaws contain some provisions that may make the acquisition of control of Blockbuster more difficult, including provisions relating to the nomination, election and removal of directors, the structure of the board of directors and limitations on actions by Blockbuster stockholders. In addition, Delaware law also imposes some restrictions on mergers and other business combinations between Blockbuster and any holder of 15% or more of its outstanding class A or class B common stock. See the section entitled “Description of Capital Stock” beginning on page 43 for a summary of these anti-takeover provisions.

The Tax Matters Agreement Prohibits Blockbuster from Engaging in Certain Corporate Transactions and Blockbuster May Not Have Adequate Funds to Perform its Indemnity Obligations Under this Agreement

Viacom and Blockbuster have entered into an amended and restated tax matters agreement, which requires, among other things, that, until two years after the completion of the exchange offer or, if applicable, the spin-off, Blockbuster cannot voluntarily enter into certain transactions, including certain merger transactions or transactions involving the sale of a significant amount of its capital stock or assets, without Viacom’s consent. In addition, Blockbuster has agreed under this tax matters agreement to indemnify Viacom for any tax liability incurred as a result of the failure of the exchange offer and, if applicable, the spin-off to qualify as a tax-free transaction due to a takeover of Blockbuster or any other transaction involving Blockbuster’s capital stock, assets or businesses, regardless of whether such transaction is within Blockbuster’s control. Blockbuster may not, however, have adequate funds to perform these indemnification obligations. These restrictions and potential liabilities may make Blockbuster less attractive to a potential acquiror and reduce the possibility that an acquiror will propose or seek to effect certain transactions with Blockbuster during the restricted two-year period. See the section entitled “Agreements Between Viacom and Blockbuster and Other Related Party Transactions—Tax Matters Agreement” beginning on page 34.

The Split-Off May Not Occur

Viacom has agreed that, if Blockbuster pays the special distribution, Viacom will (1) use commercially reasonable efforts to promptly dispose of 80% or more of the aggregate voting power of Blockbuster’s outstanding capital stock in a split-off exchange offer or in a split-off exchange offer in combination with a spin-off or (2) if it has not disposed of control of Blockbuster pursuant to clause (1), that it will dispose of control of Blockbuster in a spin-off, in either case prior to the earlier of (a) the 12-month anniversary of the date on which Viacom receives its pro rata share of the special distribution and (b) September 30, 2005. Viacom, however, will not be required to engage in any disposal of Blockbuster capital stock if, at any time after the date on which Viacom receives its pro rata share of the special distribution, any of a number of conditions occurs. For a description of the conditions, see “Agreements Between Viacom and Blockbuster and Other Related Party Transactions—Initial Public Offering and Split-Off Agreement” beginning on page 28. As a result, the split-off could fail to occur, in which case Blockbuster would remain controlled by Viacom.

USE OF PROCEEDS

Blockbuster will not receive any proceeds from the sale of Blockbuster class A common stock by the selling stockholders.

BLOCKBUSTER UNAUDITED PRO FORMA

CONSOLIDATED CONDENSED FINANCIAL INFORMATION

Blockbuster’s unaudited pro forma consolidated condensed statements of operations for the year ended December 31, 2003 and the six months ended June 30, 2004, and the unaudited pro forma consolidated condensed balance sheet as of June 30, 2004 have been prepared based on Blockbuster’s historical consolidated financial statements and accompanying notes included in Blockbuster’s Annual Report on Form 10-K for the year ended December 31, 2003 and Blockbuster’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2004, which are incorporated herein by reference. This data is based on various assumptions and includes the adjustments explained in the accompanying notes. The unaudited pro forma consolidated condensed statements of operations assume that the pro forma events occurred as of January 1, 2003. The unaudited pro forma consolidated condensed balance sheet assumes that the pro forma events occurred as of June 30, 2004.

The pro forma events include: (i) Blockbuster’s borrowing of $700 million under its new credit agreement; (ii) the issuance of the $300 million of senior subordinated notes; (iii) Blockbuster’s payment of the special distribution; (iv) Blockbuster’s repayment of the $50 million outstanding under its prior credit agreement; (v) conversion of Blockbuster class B common stock to Blockbuster class A common stock; (vi) Blockbuster’s new employment agreement with its chairman and chief executive officer, Mr. John F. Antioco; (vii) Viacom’s separation from Blockbuster; and (viii) the payment of fees and expenses related to the foregoing.

Blockbuster’s unaudited pro forma consolidated condensed financial information is presented for illustrative purposes only and is not necessarily indicative of the operating results or financial position that would have been achieved had the pro forma events described above in fact occurred as of the dates indicated or of the operating results or financial position that may be obtained in the future. Blockbuster believes the estimates and assumptions used to prepare its unaudited pro forma consolidated condensed financial information provide a reasonable basis for presenting the significant effects of the pro forma events discussed above, and that the pro forma adjustments give appropriate effect to the estimates and assumptions and are properly applied in Blockbuster’s unaudited consolidated condensed financial information.

This data should be read together with the Blockbuster historical consolidated financial statements and accompanying notes and the related “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section included in Blockbuster’s Annual Report on Form 10-K for the fiscal year ended December 31, 2003 and Blockbuster’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2004, which are incorporated herein by reference.

BLOCKBUSTER INC.

UNAUDITED PRO FORMA CONSOLIDATED CONDENSED BALANCE SHEET

At June 30, 2004

(in millions)

	Blockbuster Historical	Special Distribution(1)	Other Pro Forma Adjustments		Blockbuster Pro Forma
ASSETS
Current Assets:
Cash and cash equivalents	$123.2	$34.1	$—		$157.3
Receivables, net	149.5	—	—		149.5
Merchandise inventories	408.2	—	—		408.2
Prepaid assets and other current assets	196.2	—	—		196.2

Total current assets	877.1	34.1	—		911.2

Rental library, net	365.3	—	—		365.3
Receivable from Viacom, net	13.1	—	—		13.1
Property and equipment, net	810.7	—	—		810.7
Intangibles, net	35.8	—	—		35.8
Goodwill	2,637.1	—	—		2,637.1
Other assets	43.3	17.3	—		60.6

	$4,782.4	$51.4	$—		$4,833.8

LIABILITIES AND STOCKHOLDERS EQUITY
Current Liabilities:
Accounts payable	$488.4	$—	$—		$488.4
Accrued expenses	528.2	—	1.7	(4)	529.9
Current portion of long-term debt	52.1	(50.0)	—		2.1
Current portion of capital lease obligations	20.8	—	—		20.8
Deferred taxes	3.3	—	—		3.3

Total current liabilities	1,092.8	(50.0)	1.7		1,044.5

Long-term debt	—	1,000.0	—		1,000.0
Capital lease obligations	73.0	—	—		73.0
Deferred taxes	82.6	—	(1.4	)(4)	81.2
Other liabilities	129.2	—	1.2	(4)	130.4

	1,377.6	950.0	1.5		2,329.1

Commitments and contingencies:

Stockholders’ Equity:
Preferred stock	—	—	—		—
Class A common stock	0.4	—	0.7	(2)	1.1
Class B common stock	1.4	—	(0.7	)(2)	0.7
Additional paid-in capital	6,222.8	(905.5)	2.1	(4)	5,326.3
		6.9
Retained deficit	(2,779.2)	—	(3.6	)(4)	(2,782.8)
Accumulated other comprehensive loss	(40.6)	—	—		(40.6)

Total stockholders’ equity	3,404.8	(898.6)	(1.5)		2,504.7

	$4,782.4	$51.4	$—		$4,833.8

The accompanying notes are an integral part of this unaudited pro forma consolidated condensed balance sheet.

BLOCKBUSTER INC.

UNAUDITED PRO FORMA CONSOLIDATED CONDENSED STATEMENTS OF OPERATIONS

(in millions, except per share amounts)

	Six Months Ended June 30, 2004
	Blockbuster Historical	Special Distribution		Other Pro Forma Adjustments	Blockbuster Pro Forma
Revenues	$2,924.3	$—		$—	$2,924.3
Cost of sales	1,129.3	—		—	1,129.3

Gross profit	1,795.0	—		—	1,795.0

Selling, general and administrative expenses	1,473.7	—		8.1 (2)	1,481.8
Depreciation	118.9	—		—	118.9
Amortization of intangibles	1.2	—		—	1.2

	1,593.8	—		8.1	1,601.9

Operating income	201.2	—		(8.1)	193.1
Interest expense	(8.6)	(28.5	)(1)	—	(37.1)
Interest income	1.4	—		—	1.4
Other items, net	(1.0)	—		—	(1.0)

Income before income taxes	193.0	(28.5)		(8.1)	156.4
Benefit (provision) for income taxes	(33.6)	11.1	(3)	3.1 (3)	(19.4)

Income before cumulative effect of change in accounting principle(4)	$159.4	$(17.4)		$(5.0)	$137.0

Income before cumulative effect of change in accounting principle per share:
Basic	$0.88				$0.76

Diluted	$0.88	[	]		$ [ ]

Weighted average shares:
Basic	181.0				181.0

Diluted	181.8	[	]		[ ]

	Year Ended December 31, 2003
	Blockbuster Historical	Special Distribution		Other Pro Forma Adjustments	Blockbuster Pro Forma
Revenues	$5,911.7	$—		$—	$5,911.7
Cost of sales	2,389.8	—		—	2,389.8

Gross profit	3,521.9	—		—	3,521.9

Selling, general and administrative expenses	2,804.3	—		16.0 (2)	2,820.3
Depreciation	255.5	—		—	255.5
Impairment of goodwill and other long-lived assets	1,304.9	—		—	1,304.9
Amortization of intangibles	2.4	—		—	2.4

	4,367.1	—		16.0	4,383.1

Operating loss	(845.2)	—		(16.0)	(861.2)
Interest expense	(33.1)	(57.1	)(1)	—	(90.2)
Interest income	3.1	—		—	3.1
Other items, net	(0.4)	—		—	(0.4)

Loss before income taxes	(875.6)	(57.1)		(16.0)	(948.7)
Benefit (provision) for income taxes	(103.2)	22.2	(3)	6.2 (3)	(74.8)
Equity in loss of affiliated companies, net of tax	(0.7)	—		—	(0.7)

Loss before cumulative effect of change in accounting principle(4)	$(979.5)	$(34.9)		$(9.8)	$(1,024.2)

Loss before cumulative effect of change in accounting principle per share—basic and diluted	$(5.44)				$(5.69)

Weighted average shares—basic and diluted	180.1				180.1

The accompanying notes are an integral part of these

unaudited pro forma consolidated condensed statements of operations.

NOTES TO BLOCKBUSTER UNAUDITED PRO FORMA

CONSOLIDATED CONDENSED FINANCIAL INFORMATION

(1) Special Distribution

The adjustments to the unaudited pro forma consolidated condensed balance sheet reflect the payment of the special distribution and costs related thereto and the repayment of $50 million outstanding under Blockbuster’s prior credit agreement. The special distribution and debt repayment are being funded by:

•	$700 million in borrowings under Blockbuster’s new $1.15 billion credit agreement. The new credit agreement is comprised of three facilities:

(i)	a five-year $500 million revolving credit facility (of which $150 million is reserved for the Viacom letter of credit). Blockbuster funded the $50 million repayment of debt outstanding under its prior credit agreement through borrowings under the revolving credit facility;

(ii)	a five-year $100 million Term A Loan Facility; and

(iii)	a seven-year $550 million Term B Loan Facility.

The facilities bear interest equal to LIBOR plus an applicable margin which varies based on specified leverage ratios. For purposes of calculating the pro forma interest expense, 3.70% was used as the assumed interest rate on the initial borrowings under the revolving credit facility and the Term A Loan Facility and an assumed interest rate of 4.20% was used under the Term B Loan Facility.

•	$300 million of 9% senior subordinated notes.

The borrowing availability under the revolving credit facility will be automatically reduced by quarterly installments aggregating 20% of the original borrowing availability during years four and five and will terminate in full at the end of year five. The Term A Loan Facility is payable in quarterly installments aggregating 15% of the original principal balance in each of the years two through four, and 55% in year five. The Term B Loan Facility is payable in equal quarterly installments aggregating 1% of the original principal balance in each of years two through four, 10% in each of years five and six, and 77% in year seven. The Term Loans are subject to mandatory prepayments from a portion of proceeds from asset sales and excess cash flow, as defined by the credit agreement.

The senior subordinated notes are due in August 2012. Blockbuster is allowed to optionally redeem the senior subordinated notes with the payment of certain premiums. Blockbuster will file a registration statement with the SEC with respect to an offer to exchange the senior subordinated notes for substantially similar notes that are registered under the Securities Act.

The new credit agreement includes financial covenants requiring maintenance of certain fixed charge coverage ratios and total leverage ratios. The new credit agreement also includes commitment fees on the unused portion of the revolving credit facility not subject to outstanding letters of credit, as well as commission and fronting fees on letters of credit.

In connection with these borrowings, Blockbuster expects to recognize approximately $17.3 million in deferred financing costs, of which Viacom has agreed to reimburse Blockbuster for approximately $6.9 million, and to use the remaining $34.1 million in borrowings as cash for working capital and general corporate purposes. The reimbursement from Viacom has been reflected as a capital contribution in the unaudited pro forma consolidated condensed balance sheet.

The adjustments to interest expense in the unaudited pro forma consolidated condensed statements of operations reflect interest expense and the amortization of deferred financing costs on the new credit agreement

NOTES TO BLOCKBUSTER UNAUDITED PRO FORMA

CONSOLIDATED CONDENSED FINANCIAL INFORMATION—(Continued)

and the senior subordinated notes. The estimate of additional interest expense is presented as if the borrowing occurred on January 1, 2003. The amortization of deferred financing costs is presented as if the financing costs were incurred on January 1, 2003 and amortized over the term of the agreement using the effective interest method. The summary of interest expense and amortization of deferred financing costs is as follows:

	Year Ended December 31, 2003	Six Months Ended June 30, 2004
Interest expense	$54.4	$27.2
Amortization of deferred financing costs	2.7	1.3

Pro forma adjustment to interest expense	$57.1	$28.5

An increase of 1/8 of 1% in the interest rate on the variable portion of the debt would have increased interest expense by approximately $875,000 and $440,000 for the year ended December 31, 2003 and the six months ended June 30, 2004, respectively.

In connection with the special distribution, Blockbuster intends to adjust its outstanding stock options which allow employees and directors to purchase shares of Blockbuster class A common stock. The adjustment would include a pro rata increase to the number of outstanding stock options and a pro rata decrease in the related exercise price. These adjustments would result in an increase in the number of outstanding stock options from approximately [            ] million to approximately [            ] million. The anticipated impact of this adjustment has been reflected in the Blockbuster pro forma “Weighted average shares—diluted” and, as a result, the Blockbuster pro forma “Net income per share—diluted.”

In accordance with SFAS 142, Goodwill and Other Intangible Assets, Blockbuster tests goodwill and other intangible assets for impairment during the fourth quarter of each year and on an interim date should factors or indicators become apparent that would require an interim test. Blockbuster intends to perform an interim impairment test of its goodwill during the third quarter of 2004 due to recent developments related to this exchange offer. The exchange ratio and the market value of Blockbuster shares at the time of this exchange offer will be two of the factors considered in determining the estimated fair value of Blockbuster for the interim impairment test. This test could result in the recognition of a material non-cash impairment charge to Blockbuster’s June 30, 2004 goodwill balance, which was $2.6 billion. The unaudited pro forma consolidated condensed financial statements do not include the impact of any potential non-cash impairment charge.

(2) Other Pro Forma Adjustments

The adjustments to the unaudited pro forma consolidated condensed statements of operations reflect the following:

	Year Ended December 31, 2003	Six Months Ended June 30, 2004
Increased selling, general and administrative expenses from discontinuation of Viacom services	$10.7	$5.4
New employment agreement:
—Compensation expense for the vesting of restricted stock units	4.9	2.5
—Increased salary	0.4	0.2

Pro forma adjustment to selling, general and administration expenses	$16.0	$8.1

NOTES TO BLOCKBUSTER UNAUDITED PRO FORMA

CONSOLIDATED CONDENSED FINANCIAL INFORMATION—(Continued)

Viacom has historically provided Blockbuster certain services pursuant to a transition services agreement and has paid insurance premiums on behalf of Blockbuster for certain policies, subject to reimbursement by Blockbuster for these policies. The adjustments to the unaudited pro forma consolidated condensed statements of operations reflect Blockbuster’s estimate of additional general and administrative expenses resulting primarily from the discontinuation of these arrangements totaling $10.7 million and $5.4 million for the year ended December 31, 2003 and the six months ended June 30, 2004, respectively.

In connection with the split-off and related transactions, Blockbuster entered into a new employment agreement with its chairman and chief executive officer, Mr. John F. Antioco. The adjustments to the unaudited pro forma consolidated condensed statements of operations reflect the issuance of restricted share units with an aggregate value of approximately $11.8 million. Approximately 1.0 million to 2.57 million restricted share units will be issued to Mr. Antioco based on the criteria outlined in the employment agreement. The restricted share units will be granted upon the fifth trading day after the distribution of “control” (as defined in Section 368(c) of the Internal Revenue Code of 1986, as amended) of Blockbuster. Half of the restricted stock units vest on the second anniversary of the distribution of “control” of Blockbuster and the other half vest on the third anniversary of the date of the distribution of “control” of Blockbuster. The vested restricted share units are payable in cash immediately after Mr. Antioco’s termination of employment or such later date as may be determined under the terms of the employment agreement at the average value of the Blockbuster class A and class B common stock on the date of termination. These restricted stock units are accounted for in accordance with the variable plan accounting provisions of APB 25. The adjustments to the pro forma consolidated condensed statements of operations reflect compensation expense related to the vesting of the restricted share units of $4.9 million and $2.5 million for the year ended December 31, 2003 and the six months ended June 30, 2004, respectively. The adjustments to the pro forma consolidated condensed statements of operations also include an increase in Mr. Antioco’s annual salary totaling $0.4 million and $0.2 million for the year ended December 31, 2003 and the six months ended June 30, 2004, respectively, based upon the minimum amounts payable as set forth in the employment agreement. The employment agreement also calls for the issuance to Mr. Antioco of approximately 4.2 million to 5.0 million stock options for Blockbuster class A common stock. One-third of the options shall be granted on the fifth trading day after the distribution of “control” of Blockbuster, one-third on the thirtieth day after the distribution of “control” of Blockbuster and the final third shall be awarded on the sixtieth day after the distribution of “control” of Blockbuster. The options vest ratably in three equal installments on the first, second and third anniversaries of the distribution of “control” of Blockbuster.

The adjustments to the unaudited pro forma consolidated condensed balance sheet also reflect the conversion of shares of Blockbuster class B common stock to Blockbuster class A common stock in connection with the exchange offer. Prior to the conversion, 37.1 million shares of Blockbuster class A common stock and 144.0 million shares of Blockbuster class B common stock were outstanding. After the conversion, approximately 108.7 million shares of Blockbuster class A common stock and approximately 72.4 million shares of Blockbuster class B common stock are assumed to be outstanding.

(3) Income Tax Expense (Benefit)

The adjustments to the unaudited pro forma consolidated condensed statements of operations reflect the income tax benefit associated with the adjustments described in footnotes (1) and (2) at Blockbuster’s domestic marginal tax rate of 38.9%.

NOTES TO BLOCKBUSTER UNAUDITED PRO FORMA

CONSOLIDATED CONDENSED FINANCIAL INFORMATION—(Continued)

(4) Non-Recurring Charges

Excluded from the unaudited pro forma consolidated condensed statements of operations are one time, non-recurring charges directly associated with the split-off and related transactions that do not affect future results of operations. The charges are summarized below:

Pro forma adjustments to accrued liabilities:
Legal, accounting and business advisory fees	$1.4
Costs to notify employees of changes to Blockbuster stock option plans	0.3
Pro forma adjustments to other non-current liabilities:
Assumption of certain pension liabilities	0.8
Assumption of the liability for a self-funded long-term disability program	0.4
Pro forma adjustment to additional paid-in capital:
Modification of Viacom options held by Blockbuster employees	2.1

5.0
Applicable income taxes	(1.4)

Pro forma adjustment to retained deficit	$3.6

The Senior Executive Compensation Committee of Blockbuster’s board of directors has approved in concept a plan to offer to Blockbuster employees holding Blockbuster stock options the opportunity, at each optionholder’s election, to exchange all, but not less than all, of their options for restricted stock of Blockbuster. However, certain optionholders will likely be offered cash in lieu of restricted stock. A majority of the currently outstanding Blockbuster stock options have exercise prices in excess of Blockbuster’s current stock price. The restricted stock exchange offer is intended to retain and motivate key employees as Blockbuster works toward implementing its new initiatives. Blockbuster expects that, upon completion, the restricted stock exchange offer would reduce the potential additional dilution created by the stock option adjustment referred to in Note 1.

The restricted stock exchange offer would likely result in a significant non-cash compensation charge to Blockbuster in future periods. The current estimate of this non-cash compensation charge to Blockbuster, assuming the restricted stock exchange offer is fully subscribed, is approximately $80 to $100 million in the aggregate. The non-cash compensation charge is expected to be recognized over a vesting period of two to three years depending upon the final terms of the restricted stock exchange offer.

Blockbuster anticipates that the restricted stock exchange offer would take place after the split-off, but not necessarily after any spin-off. The specific timing and final terms of any restricted stock exchange offer would be determined by Blockbuster’s Senior Executive Compensation Committee.

AGREEMENTS BETWEEN VIACOM

AND BLOCKBUSTER AND OTHER RELATED PARTY TRANSACTIONS

Blockbuster entered into certain agreements with Viacom in connection with Blockbuster’s initial public offering in August 1999 and a then-contemplated split-off and, on June 18, 2004, Blockbuster and Viacom entered into certain agreements and amended and restated agreements in connection with the exchange offer (referred to in this prospectus as the “separation agreements”). The separation agreements govern certain relationships between Blockbuster and Viacom relating to the split-off. Certain of these separation agreements are described below in this section.

Initial Public Offering and Split-Off Agreement

General. Blockbuster entered into an amended and restated initial public offering and split-off agreement with Viacom, which is referred to in this prospectus as the “IPO agreement.” The IPO agreement governs Blockbuster’s and Viacom’s respective rights and duties with respect to certain offerings of Blockbuster class A and class B common stock and other securities, including a split-off of Blockbuster or a similar transaction. In addition, the IPO agreement sets forth certain covenants to which Viacom and Blockbuster have agreed for various periods following Blockbuster’s initial public offering and certain other provisions that are applicable in the event that Viacom decides to split off Blockbuster.

The Split-Off. Under the IPO agreement, subject to the provisions described in “—Disposition of Control” below, Viacom has the right to determine, in its sole discretion, whether to proceed with a split-off and to abandon, modify or change the terms of the split-off. Blockbuster has agreed to cooperate with all of Viacom’s commercially reasonable requests to accomplish the split-off and to promptly take all actions necessary or desirable to effect the split-off.

Disposition of Control. Viacom has agreed that, if Blockbuster pays the special distribution, Viacom will (1) use commercially reasonable efforts to promptly dispose of 80% or more of the aggregate voting power of Blockbuster’s outstanding capital stock, which is referred to in this prospectus as “control of Blockbuster,” in a split-off exchange offer or in a split-off exchange offer in combination with a spin-off or (2) if it has not disposed of control of Blockbuster pursuant to clause (1), that it will dispose of control of Blockbuster in a spin-off, in either case prior to the earlier of (a) the 12-month anniversary of the date on which Viacom receives its pro rata share of the special distribution and (b) September 30, 2005. Viacom is also subject to further contractual requirements regarding disposition of its shares of Blockbuster class B common stock and converted class A common stock, as described below under the caption “Conversion of Blockbuster Class B Common Stock.” Viacom, however, will not be required to, but may at its option, engage in any disposal and Viacom’s obligations under this provision of the IPO agreement terminate if, at any time after the date on which Viacom receives its pro rata share of the special distribution, any of the following occurs (and solely (1) with respect to the second, third and fifth items described below, such item is occurring for the lesser of six months and the period between such occurrence and the final disposition date and (2) solely with respect to the second item described below, if a majority of the independent directors of Blockbuster, having been kept reasonably informed of the pursuit of a superior proposal (as defined below), determines that pursuit of such superior proposal is in the best interests of the Blockbuster stockholders other than Viacom):

•	Any condition or event has occurred, or Viacom reasonably expects any condition or event to occur, which Viacom reasonably believes would or would be likely to cause such disposition to be taxable to Viacom and its stockholders under U.S. federal income tax laws;

•	Viacom notifies Blockbuster that it is in good faith pursuing a transaction involving Blockbuster (including, without limitation, a merger, consolidation, share sale or exchange, business combination, reorganization or recapitalization) that is reasonably likely to be consummated and is on terms that Viacom and a majority of the independent directors of Blockbuster determines, in their good faith judgment, to be more favorable to Blockbuster’s stockholders than the exchange offer, which is referred to in this prospectus as a “superior proposal;”

•	There has occurred a market MAC (as described below);

•	There has occurred a material adverse change in the business, condition (financial or other), results of operations or stock price of Blockbuster, which is referred to in this prospectus as a “Business MAC,” provided that none of the following shall be deemed, in and of itself, to constitute a Business MAC: (1) any change resulting from the transactions contemplated by the IPO agreement, (2) any failure to meet published analyst forecasts or (3) the recognition of any restructuring or similar accounting charge which does not or will not have any effect on the cash flows of the business after June 18, 2004 (clauses (1) and (2) do not exclude from the definition of Business MAC the events or factors which may have given rise to the changes or failures described in clauses (1) or (2), but only the changes or failures described in clauses (1) or (2) themselves);

•	There has occurred a material adverse change in the business, prospects, condition (financial or otherwise) or results of operations of Viacom;

•	There have occurred any breaches of any of Blockbuster’s covenants or agreements with Viacom set forth in the separation agreements that have not been cured within 30 days of notice thereof from Viacom, which breaches, in the aggregate, have had or are reasonably likely to have a material adverse effect on the expected benefits to Viacom of any such disposition, provided that during such 30-day cure period, Viacom shall have no obligation to consummate any such disposition;

•	Any action, litigation, suit, claim or proceeding is instituted that would be reasonably likely to enjoin, prohibit, restrain, make illegal, make materially more costly or materially delay completion of any such disposition, provided that Viacom and Blockbuster shall have used all commercially reasonable efforts to promptly and vigorously defend such action, litigation, suit, claim or proceeding;

•	Any order, stay, judgment or decree is issued by any U.S. federal or state court, government, governmental authority or other regulatory or administrative authority having jurisdiction over Viacom and Blockbuster and is in effect, or any law, statute, rule, regulation, legislation, interpretation, governmental order or injunction has been enacted or enforced, any of which would reasonably be likely to restrain, prohibit or delay completion of any such disposition or materially impair the contemplated benefits of any such disposition to Viacom or Blockbuster;

•	Any applicable registration statement necessary to register Blockbuster common stock being exchanged, distributed or sold by Viacom as part of such disposition has not been declared effective by the SEC, any stop order suspending the effectiveness of any such registration statement has been issued, or any proceeding for that purpose has been initiated by the SEC and not concluded or withdrawn; or

•	The shares of Blockbuster class B common stock issuable in such disposition have not been approved for listing on the New York Stock Exchange, subject to official notice of issuance.

A “market MAC” is defined in the IPO agreement to mean the occurrence or imminent occurrence of any of the following events: (i) any general suspension of trading in, or limitation on prices for, securities on any national securities exchange or in the over-the-counter market in the United States; (ii) any extraordinary or material adverse change in U.S. financial markets generally, including, without limitation, a decline of at least 15% in either the Dow Jones Average of Industrial Stocks or the Standard & Poor’s 500 Index within a period of 60 consecutive days or less occurring after the date of the IPO agreement; (iii) a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States; (iv) a commencement of a war (whether declared or undeclared), armed hostilities or other national or international calamity, including an act of terrorism, directly or indirectly involving the United States, which would reasonably be expected to affect materially and adversely, or to delay materially, the completion of the disposition contemplated by this provision of the IPO agreement; or (v) if any of the situations above existed as of June 18, 2004, the situation deteriorates materially.

The IPO agreement provides that the items listed above are not intended to constitute all of the occurrences following which it may not be commercially reasonable for Viacom to dispose of control of Blockbuster pursuant to a split-off or a split-off in combination with a spin-off. In addition, the IPO agreement provides that even if

Blockbuster pays the special distribution, Viacom will not be obligated to use commercially reasonable efforts to dispose of control of Blockbuster if, at any time prior to the declaration of the special distribution by Blockbuster’s board of directors, Viacom notifies Blockbuster in writing that it does not intend to proceed with the disposition of its control of Blockbuster.

Conversion of Blockbuster Class B Common Stock. Blockbuster and Viacom have agreed to certain provisions related to Blockbuster’s equity capitalization.

•	Blockbuster Equity Capitalization and Voting Power of Blockbuster Class B Common Stock Following the Exchange Offer. Viacom anticipates that, immediately prior to the expiration of the exchange offer, Viacom will beneficially own less than 80% of the economic value of Blockbuster. If that is the case, then prior to the expiration of the exchange offer and subject to the adjustment described below, Viacom will convert shares of Blockbuster class B common stock on a one-for-one basis into shares of Blockbuster class A common stock such that, following the conversion, 40% of Blockbuster’s “total common stock outstanding” will be Blockbuster class B common stock, and 60% of Blockbuster’s “total common stock outstanding” will be Blockbuster class A common stock. Immediately prior to the expiration of the exchange offer, Viacom will confirm (based upon information provided by Blockbuster about its capital structure) that it would, assuming the exchange offer is fully subscribed and shares of Blockbuster class B common stock are so converted, be distributing 80% or more of the aggregate voting power of Blockbuster. For purpose of this determination, the following quotient must be greater than 0.80:

tentative class B common stock votes plus tentative converted class A common stock outstanding pro forma class A common stock outstanding plus tentative class B common stock votes plus tentative converted class A common stock outstanding

If this quotient is less than or equal to 0.80, then the percentage of Blockbuster’s total common stock outstanding following the conversion (which would occur immediately prior to completion of the exchange offer) that will be Blockbuster class B common stock will be increased from 40%, in 1% increments, until this quotient is greater than 0.80. The number of shares of Blockbuster class B common stock that Viacom will convert into shares of Blockbuster class A common stock will be decreased accordingly.

One business day following the later of (1) the closing settlement date of the exchange offer and (2) unless Viacom elects not to do a spin-off, the closing settlement date of any subsequent spin-off, Viacom will determine whether Viacom has distributed control of Blockbuster. For purpose of this determination, the following quotient must be greater than 0.80:

tentative class B common stock votes plus tentative converted class A common stock outstanding modified pro forma class A common stock outstanding plus tentative class B common stock votes plus tentative converted class A common stock outstanding

If this quotient is greater than 0.80, then in accordance with the IPO agreement and Blockbuster’s amended certificate of incorporation, the number of votes per share of Blockbuster class B common stock will be decreased from 5.0, in 0.5 vote increments, until such quotient is greater than 0.80 but cannot be decreased any further by a 0.5 increment without such quotient going below 0.80. In no event will the number of votes per share of Blockbuster class B common stock be decreased below two votes per share.

For purposes of these calculations:

“Modified pro forma class A common stock outstanding” means, without duplication, (1) the number of shares of Blockbuster class A common stock (including any restricted shares) outstanding, plus (2) the number of shares of Blockbuster class A common stock to be issued to settle previously exercised employee stock options, plus (3) 14 million shares of restricted Blockbuster that may be issued pursuant to a restricted stock exchange offer, plus (4) the number of shares of restricted stock or stock units that may be settled in Blockbuster common or preferred stock which have been granted to Blockbuster’s chairman and chief executive officer, but only to the extent an election pursuant to Section 83(b) of the Internal Revenue Code has been made or there is a commitment by Blockbuster to accelerate the vesting of such restricted stock or stock units other than pursuant to the terms of the employment agreement under which they were granted.

“Pro forma class A common stock outstanding” means (1) the number of shares of Blockbuster class A common stock (including any restricted shares) outstanding, plus (2) the number of shares of Blockbuster class A common stock to be issued to settle previously exercised employee stock options, plus (3) the number of shares of Blockbuster class A common stock issuable pursuant to specified employee stock options, plus (4) 14 million shares of restricted stock that may be issued pursuant to a restricted stock exchange offer, plus (5) an amount of not more than 30,000 shares of Blockbuster class A common stock that may be issued to directors as directors’ fees plus (6) an amount of not more than 20,000 shares of Blockbuster class A common stock that may be issued under Blockbuster’s Chairman’s Award Plan, plus (7) the number of restricted stock or stock units that may be settled in Blockbuster common or preferred stock which have been granted to Blockbuster’s chairman and chief executive officer, but only to the extent an election pursuant to Section 83(b) of the Internal Revenue Code has been made or there is a commitment by Blockbuster to accelerate the vesting of such restricted stock or stock units other than pursuant to the terms of the employment agreement under which they were granted, plus (8) the number of shares of Blockbuster common or preferred stock issuable in settlement of all other existing obligations.

“Total common stock outstanding” means the sum (measured as of the date of Blockbuster’s capital structure notice preceding the commencement of the exchange offer, and not the completion of the exchange offer) of (1) the number of shares of Blockbuster class A common stock outstanding (including any restricted shares), (2) the number of shares of Blockbuster class A common stock to be issued to settle previously exercised employee stock options, (3) 144 million (the number of shares of Blockbuster class B common stock outstanding and owned by Viacom at the commencement of the exchange offer) and (4) the number of shares (if any) issued to Viacom or its affiliates pursuant to the provision of the IPO agreement under which Blockbuster granted Viacom International Inc. a continuing option, assignable to Viacom and any of its subsidiaries, to purchase, under specified circumstances, additional shares of Blockbuster’s class B common stock or any shares of Blockbuster’s nonvoting capital stock.

“Tentative class B common stock votes” means 5 multiplied by 40% of the total common stock outstanding.

“Tentative converted class A common stock outstanding” means 144 million less 40% of the total common stock outstanding.

•	Alternative Blockbuster Equity Capitalization and Voting Power of Blockbuster Class B Common Stock Following the Exchange Offer. If, immediately prior to the expiration of the exchange offer, Viacom beneficially owns 80% or more of the economic value of Blockbuster, Viacom will amend the terms of the exchange offer to provide that it will convert shares of Blockbuster class B common stock on a one-for-one basis into shares of Blockbuster class A common stock such that, following the completion of the amended exchange offer, 20% of Blockbuster’s “total common stock outstanding” will be Blockbuster class B common stock, and 80% of Blockbuster’s “total common stock outstanding” will be Blockbuster class A common stock. Adjustments will be made to these percentages, and to the number of votes per share of Blockbuster class B common stock, that are similar to those described above, except that the number of votes per share of Blockbuster class B common stock will not be lower than three votes per share.

•	Related Covenants. In connection with these provisions, Viacom and Blockbuster have agreed to the following:

•	Viacom’s Disposition of Blockbuster Class B Common Stock and Commitment to Complete Spin-Off. Viacom has agreed with Blockbuster not to sell, transfer or otherwise dispose of any shares of Blockbuster class B common stock or converted class A common stock other than pursuant to the exchange offer or a spin-off distribution to Viacom’s stockholders (which may or may not be preceded by an exchange offer). Viacom has agreed with Blockbuster that if it completes the exchange offer, Viacom will distribute in a spin-off to its stockholders as soon as practicable all its remaining shares of Blockbuster class B common stock and converted class A common stock. However, if Viacom distributes more than 80% of the aggregate voting power of Blockbuster’s outstanding capital stock in the exchange offer or a subsequent spin-off, Viacom may elect not to distribute its remaining shares in a spin-off, so long as such election would not result in an increase in the number of votes per share of Blockbuster class B common stock as compared to the number of votes each share of Blockbuster class B common stock would have had if such shares had been included in a spin-off, in each case after giving effect to the adjustment described above.

•	Restrictions on Issuances of Blockbuster Stock. Blockbuster has agreed that it will not (1) authorize, grant or issue any shares of common or preferred stock or any restricted stock units that may be settled in Blockbuster common or preferred stock, except with respect to (a) the exercise of certain employee stock options, (b) up to 14 million shares of Blockbuster class A common stock pursuant to a restricted stock exchange offer, (c) up to 20,000 shares of Blockbuster class A common stock pursuant to Blockbuster’s Chairman’s Award Plan, (d) up to 30,000 shares of Blockbuster class A common stock that may be issued to directors as director’s fees, (e) restricted stock or stock units that could be settled in Blockbuster common or preferred stock awarded to Blockbuster’s chairman and chief executive officer, (f) shares issued to settle certain other stock obligations and (g) shares issued pursuant to the provision of the IPO agreement under which Blockbuster granted Viacom International Inc. a continuing option, assignable to Viacom and any of its subsidiaries, to purchase, under specified circumstances, additional shares of Blockbuster’s class B common stock or any shares of Blockbuster nonvoting capital stock, (2) accelerate the vesting of certain employee stock options and (3) grant stock options that will become exercisable before the termination of this covenant.

•	Blockbuster Optionholder Agreements. Blockbuster has agreed to use commercially reasonable efforts to have its executive officers (within the meaning of Section 16 of the Securities Exchange Act of 1934) agree not to exercise employee stock options from four business days prior to the commencement of the exchange offer, until the termination of the covenants described in this section. The executive officers will not be restricted from exchanging their employee stock options for shares of restricted stock pursuant to a restricted stock exchange offer.

•	Failure to Provide Information. If Blockbuster fails to provide the information required for any of the calculations described above, Viacom may refuse to proceed with the exchange offer.

•	Termination of Covenants. The covenants described in this section will terminate upon the earliest of (1) the date on which the number of votes per share of Blockbuster class B common stock are adjusted as described above, (2) the date on which Viacom elects not to proceed with an exchange offer or spin-off as a result of its obligations described in the IPO agreement having terminated, (3) the 12-month anniversary of the distribution date of the special dividend and (4) September 30, 2005.

Covenants. Blockbuster and Viacom have agreed to the following:

•

Real Estate Matters. Blockbuster has agreed to use reasonable efforts consistent with past practice to terminate, cancel, replace or substitute Viacom and its affiliates’ guarantees of certain of Blockbuster’s leases. Blockbuster has also agreed to limit its ability to renew certain guaranteed leases early, to amend or modify guaranteed leases in a manner that increases Viacom’s liability over a limited basket and to endeavor to obtain similar commitments from assignees of guaranteed leases. Blockbuster has further agreed to provide to Viacom, at Viacom’s expense, the Viacom letter of credit in an amount not to exceed $150 million or, if lower, 75% of the fully-loaded lease obligations under all guaranteed leases, drawable in the event that Viacom or its affiliates are required to make payments in respect of any guaranteed leases, or if Blockbuster fails to provide a replacement letter of credit within 15 business days prior to expiration of the then current Viacom letter of credit.

•	Non-D&O Insurance Matters. Viacom and Blockbuster have agreed that insurance coverage provided by one to the other will cease after the split-off occurs. Ceasing coverage will not affect Viacom and Blockbuster’s rights to insurance coverage under each other’s policies for occurrences occurring prior to the split-off (for occurrence based policies) and claims arising under the applicable claims period (for claims based policies).

•	Common Agreements. Viacom has agreed to reasonably cooperate with Blockbuster in order to provide Blockbuster with the ability to enforce the rights and benefits Blockbuster would have had under vendor agreements to which Viacom is a party and under which Blockbuster currently receives goods or services, had Blockbuster been an actual party until the expiration of those agreements. Viacom and Blockbuster have agreed to indemnify each other for losses incurred as a result of certain third party claims arising under or with respect to those agreements.

•	Intercompany Accounts. Viacom and Blockbuster have agreed to continue settling certain intercompany charges which are currently settled through an existing intercompany settlement process in the same manner.

•	Employee Benefits Matters. Viacom has agreed to retain the accrued liability for benefits for current and former employees of Blockbuster under Viacom’s qualified defined benefit pension plan. Blockbuster participants will be eligible to receive accrued benefits under the pension plan in accordance with its terms upon their separation from service with Blockbuster. Blockbuster will indemnify Viacom for taking certain actions that increase Viacom’s liability under the pension plan. The amount of the indemnity will be determined by the amount of the actuarial loss experienced by Viacom as a result of such Blockbuster action. After the first $1 million of such actuarial losses, Blockbuster will indemnify Viacom for the next $4 million of such losses. Blockbuster has agreed to assume liabilities attributable to current and former employees of Blockbuster in Viacom’s nonqualified defined benefit pension plan, with the amount of such assumed liability to be capped at $800,000. In addition, following the split-off, Viacom will cease to provide Blockbuster with any insurance coverage for the provision of benefits under certain insured employee benefit plans and programs and Blockbuster has agreed to assume liabilities for two former Blockbuster employees who, as of the date of the split-off, are receiving payments under a self-funded long-term disability program. Blockbuster has also agreed to assume liabilities under employment agreements that, prior to the split-off, were between Blockbuster Entertainment Group, a business unit of Viacom, and certain employees. The IPO agreement also contains provisions with respect to cessation of coverage under Viacom’s emergency evacuation service and the removal of Viacom and Blockbuster from certain of the other party’s international pension and health programs.

Wherehouse Lease Guarantees. In October 1998, about 380 BLOCKBUSTER MUSIC™ stores were sold to Wherehouse. Some of the leases transferred in connection with this sale had previously been guaranteed either by Viacom or its affiliates. Under the IPO agreement, Blockbuster agreed to perform all duties, obligations and liabilities of Viacom International Inc. under the agreements governing the sales of the music stores to Wherehouse, including to indemnify Viacom with respect to any amount paid under these guarantees. On January 21, 2003, Wherehouse filed a petition for protection under Chapter 11 of U.S. bankruptcy law. Based on information regarding lease and guaranty expirations originally available in connection with the Wherehouse bankruptcy, Blockbuster estimated that it was contingently liable for approximately $36.0 million. Of this amount, Blockbuster initially recorded a reserve of $18.7 million, which represented its estimate of the undiscounted lease guarantee obligation associated with stores that Wherehouse had indicated that it would vacate at that time. During 2003 and the six months ended June 30, of 2004, Blockbuster paid approximately $10.7 million associated with the lease guarantee obligation. In addition, during the fourth quarter of 2003, Blockbuster reduced its reserve by $2.6 million, resulting in a remaining reserve balance of $5.4 million at June 30, 2004, which Blockbuster believes is appropriate based upon its most current information regarding the Wherehouse bankruptcy proceedings.

Registration Rights Agreement

Blockbuster has entered into an amended and restated registration rights agreement with Viacom which requires Blockbuster, upon Viacom’s request, to use its reasonable best efforts to register under the applicable federal and state securities laws any of the shares of Blockbuster equity securities held by Viacom and its affiliates for disposition in accordance with the intended method of disposition, and to take such other actions as may be necessary to permit the sale in other jurisdictions, subject to specified limitations. Viacom and its affiliates also have the right to include shares of Blockbuster equity securities beneficially owned in other registrations of these equity securities that Blockbuster initiates. Except for Blockbuster’s legal and accounting fees and expenses, the registration rights agreement provides that Viacom generally pay all or its pro rata portion of out-of-pocket costs and expenses relating to each such registration that Viacom requests or in which Viacom participates.

In addition, the registration rights agreement required Blockbuster to file, within ten days of the initial filing of the registration statement on Form S-4 relating to the exchange offer, both this registration statement to facilitate the public resale of Blockbuster class A common stock that Viacom purchased in the open market in order to maintain U.S. federal income tax consolidation with Blockbuster and a registration statement on Form S-3 to facilitate the public resale of any Blockbuster class A and class B common stock received by NAIRI, Inc., a wholly owned subsidiary of National Amusements, Inc., Mr. Sumner M. Redstone or any of their respective affiliates in any spin-off. Blockbuster initially filed both registration statements on Form S-3 on June 28, 2004. Blockbuster is required to use its reasonable best efforts to cause these registration statements, respectively, to be declared effective by the SEC at or prior to the time the registration statement on Form S-4 relating to the exchange offer is declared effective, and at or prior to the time of the distribution date of such spin-off. Viacom will pay all or its pro rata portion of out-of-pocket costs and expenses, including Blockbuster’s legal and accounting fees and expenses, relating to these two registrations.

Subject to specified limitations, the registration rights will be assignable by Viacom and its assigns. The registration rights agreement contains indemnification and contribution provisions that are customary in transactions similar to those contemplated by this registration rights agreement.

Tax Matters Agreement

After the completion of Blockbuster’s initial public offering, Blockbuster and certain of its subsidiaries continued to be included in Viacom’s consolidated group for U.S. federal income tax purposes and its combined, consolidated or unitary group for various state and local income tax purposes. At the time of the initial public offering, Blockbuster and Viacom entered into a tax matters agreement pursuant to which, for the taxable years and portions thereof prior to August 16, 1999, Viacom agreed to pay all taxes for the consolidated group, including any liability resulting from adjustments to tax returns relating to such taxable years or portions thereof. Blockbuster and its subsidiaries continue to be liable for all taxes that are imposed on a separate return basis or on a combined, consolidated or unitary basis on a group of companies that includes only Blockbuster and its subsidiaries. Blockbuster and Viacom entered into an amended and restated tax matters agreement, which is referred to in this prospectus as the “tax matters agreement” and which becomes fully effective on the first day following the consummation of the exchange offer. References to the tax matters agreement in this prospectus assume full effectiveness of this amended and restated agreement.

The tax matters agreement requires Blockbuster to make payments to Viacom equal to the amount of income taxes which would be paid by Blockbuster, subject to certain adjustments, if Blockbuster had filed a stand-alone return for any taxable year or portion thereof beginning after August 16, 1999 in which it is included in the consolidated group. This would include any amounts determined to be due as a result of a redetermination of the tax liability of Blockbuster arising from an audit or otherwise. With respect to some tax items attributable to Blockbuster for periods following August 16, 1999, such as foreign tax credits, alternative minimum tax credits, net operating losses and net capital losses, Blockbuster has a right of reimbursement or offset, which is determined based on the extent to which, and the time at which, such credits or losses could have been used by Blockbuster if it had not been included in the consolidated group. This right to reimbursement or offset continues regardless of whether Blockbuster is a member of the consolidated group at the time the attributes could have been used. Blockbuster is only entitled to reimbursement for carryback items that it could use on a stand-alone basis to the extent that such items result in an actual tax savings for the consolidated group. Pursuant to the tax matters agreement, Blockbuster has agreed to pay Viacom an amount equal to any tax benefit Blockbuster receives from the exercise of options to acquire Viacom common stock by Blockbuster’s employees plus one-half of the amount of any tax benefit that Blockbuster would have received but for certain tax limitations. Blockbuster will also be responsible for the payment of income taxes with respect to income tax returns that include only Blockbuster, which returns, as described below, Viacom will file during periods that Blockbuster is a member of the Viacom consolidated group for federal income tax purposes.

Viacom is the sole and exclusive agent for Blockbuster in any and all matters relating to income taxes of the Viacom consolidated group. Viacom has sole and exclusive responsibility for the preparation and filing of all income tax returns or amended returns with respect to the Viacom consolidated group, and has the sole right to contest or compromise any asserted tax adjustment or deficiency and to file, litigate or compromise any claim for refund on behalf of the consolidated group, except that Viacom is not entitled to compromise any such matter in a manner that would affect Blockbuster’s liability under the tax matters agreement without Blockbuster’s consent, which may not be unreasonably withheld. Pursuant to the tax matters agreement, Blockbuster has similar authority with respect to income tax returns that Blockbuster files on a separate basis. The tax matters agreement may result in conflicts of interest between Viacom and Blockbuster.

Each member of the consolidated group for U.S. federal income tax purposes will be liable for the U.S. federal income tax liability of each other member of the consolidated group. Similar principles will apply with respect to members of a combined group for state and local tax purposes. Accordingly, although the tax matters agreement allocates tax liabilities between Viacom and Blockbuster during the period in which Blockbuster is included in the consolidated group, Blockbuster could be liable for the U.S. federal income tax liability of any other member of the consolidated group in the event any such liability is incurred, and not discharged, by such other member. The tax matters agreement provides, however, that Viacom will indemnify Blockbuster to the extent that, as a result of being a member of the consolidated group, Blockbuster will become liable for the U.S. federal income tax liability of any other member of the consolidated group, other than Blockbuster’s subsidiaries.

In the tax matters agreement, Blockbuster agrees that, during the two-year period following the completion of the exchange offer or, if applicable, the spin-off, Blockbuster and its subsidiaries will not enter into certain types of transactions, including sales of significant amounts of assets, certain mergers, liquidations, significant stock issuances, and certain stock redemptions, without Viacom’s consent unless Blockbuster receives a private letter ruling from the Internal Revenue Service or an opinion of counsel chosen by Viacom to the effect that such transaction will not adversely affect the tax-free status of the exchange offer and, if applicable, the spin-off. Blockbuster is generally responsible for, among other things, any taxes imposed on Viacom or its subsidiaries as a result of the exchange offer and, if applicable, the spin-off failing to qualify as a tax-free transaction on account of any breach of representations made with respect to Blockbuster or caused by any action or failure to act by Blockbuster or its subsidiaries or any significant transaction involving Blockbuster’s, or Blockbuster’s subsidiaries’, assets, stock or business following the exchange offer and, if applicable, the spin-off, regardless of whether such transaction is within Blockbuster’s control.

Director and Officer Insurance Agreement

Viacom and Blockbuster have entered into an agreement pursuant to which they have allocated between themselves certain rights and responsibilities under Viacom’s directors’ and officers’ liability insurance program with respect to certain Blockbuster related liabilities.

Director and Officer Indemnification and Guarantee

Blockbuster has agreed, to the fullest extent permitted by applicable law, promptly to indemnify each person who is or was a member of Blockbuster’s board of directors as of May 20, 2004, including the directors and executive officers of Viacom who serve as Blockbuster board members, each person who is or was an officer of Blockbuster as of May 20, 2004, and any person who becomes a member of Blockbuster’s board of directors or who becomes an officer at any time prior to the date Viacom distributes control (as defined in the Tax Matters Agreement) of Blockbuster or otherwise disposes of, in one or more transactions, at least 80% of the aggregate number of shares of Blockbuster class A and class B common stock that it owns immediately prior to the first such disposition (each of the foregoing are referred to in this prospectus as an “indemnified party”) and in each case, who was, is or may be a party to any action based in whole or in part on the fact that such person is or was a member of Blockbuster’s board of directors or the Blockbuster special committee or is or was an officer of Blockbuster, as applicable, including certain out-of-pocket expenses reasonably incurred by such Blockbuster officers and directors in enforcing these indemnification rights. Blockbuster has also agreed, to the fullest extent permitted by applicable law, promptly to advance any and all expenses incurred by any indemnified party in connection with any such action provided that such indemnified party undertakes to repay any advance if it is ultimately determined in a final disposition that such indemnified party was not entitled to be indemnified by Blockbuster.

Blockbuster has agreed not to amend the indemnification provisions contained in Blockbuster’s certificate of incorporation and bylaws in a manner adverse to the rights to indemnification currently enjoyed by the members of Blockbuster’s board of directors or the officers of Blockbuster or inconsistent with the foregoing provisions, except to the extent required by applicable law.

Viacom has agreed to guarantee the indemnification obligations above of Blockbuster to each of the indemnified parties but only with respect to acts and omissions of Blockbuster and the indemnified parties, in their capacity as members of Blockbuster’s board of directors or the Blockbuster special committee or as Blockbuster officers, as applicable, committed at the time of or before the date Viacom distributes control (as defined in the Tax Matters Agreement) of Blockbuster or otherwise disposes of, in one or more transactions, at least 80% of the aggregate number of shares of Blockbuster class A and class B common stock that it owns immediately prior to the first such disposition. Any guarantee provided by Viacom to any such indemnified party will be available only to the extent Blockbuster does not promptly perform its indemnification obligations described above, payment pursuant to any directors’ and officers’ liability insurance policy is not promptly made available in due course in accordance with its terms after so requested by or on behalf of such indemnified party and Viacom has received an undertaking by such indemnified party, as delivered to Blockbuster, to repay any advances. Viacom’s guarantee will not be available to the extent that any claim against Blockbuster or an applicable insurer has been intentionally waived or reduced by such indemnified party or become uncollectible because of the bad faith of such indemnified party or such indemnified party has failed to pursue such a claim. In the event that Viacom makes a guaranty payment to any indemnified party, Viacom will be subrogated to the extent of that payment to all of such indemnified party’s rights of recovery thereof. Each indemnified party agrees to reimburse Viacom for any guarantee payments made to the extent he or she subsequently receives indemnification payments from Blockbuster or insurance proceeds from any applicable insurance policy.

DESCRIPTION OF INDEBTEDNESS

New Blockbuster Credit Agreement

On August 20, 2004, Blockbuster entered into an agreement for a new $1.15 billion credit facility with a syndicate of lenders, which is secured by pledges of the stock of all of Blockbuster’s domestic subsidiaries and 65% of the stock of certain of Blockbuster’s foreign subsidiaries and guaranteed by the domestic subsidiaries of Blockbuster. The new credit agreement provides for three facilities: (i) a five-year $500 million revolving credit facility (of which up to $150 million is reserved for the Viacom letter of credit, although such reserve amount may be decreased from time to time by the joint instructions of Viacom and Blockbuster); (ii) a five-year $100 million Term A Loan Facility; and (iii) a seven-year $550 million Term B Loan Facility. At the initial drawing, Blockbuster borrowed $650 million under the Term A and Term B Loan Facilities, which together with the proceeds from the offering of the senior subordinated notes were used to fund the payment of the special distribution and finance transaction costs and expenses in connection with the split-off and the special distribution. At the same time, Blockbuster borrowed $50 million under the revolving credit facility to repay amounts then outstanding under its prior credit agreement.

Blockbuster has used or will use the borrowings under its new credit agreement:

•	to pay a portion of the special distribution of $5.00 per share (approximately $905.5 million in the aggregate) to its stockholders;

•	to pay certain of the transaction costs related to the special distribution, the split-off, the senior subordinated notes offering and Blockbuster’s new credit agreement;

•	to repay amounts outstanding under its prior credit facility; and

•	in the case of revolving credit loans after the initial borrowings, for working capital and general corporate purposes.

Blockbuster’s new credit agreement contains provisions for certain mandatory reductions in loan commitments and certain mandatory repayments of loans as follows:

•	Beginning after the end of the third year of the $500 million revolving credit facility, the lenders’ revolving credit commitment shall automatically reduce by 5% each quarter during the fourth and fifth years and terminate in full at the end of the fifth year of such revolving credit facility;

•	The Term A Loan Facility requires quarterly principal repayments as follows: (a) installments aggregating 15% of the original principal balance of the Term A Loan Facility in each of years two through four of such facility; and (b) installments aggregating 55% of the original principal balance of the Term A Loan Facility in the fifth year of such facility;

•	The Term B Loan Facility requires quarterly principal repayment as follows: (a) installments aggregating 1% of the original principal balance of the Term B Loan Facility in each of years two through four; (b) installments aggregating 10% of the original principal balance of the Term B Loan Facility in each of years five and six; and (c) an installment of 77% of the original principal balance of the Term B Loan Facility in year seven;

•	If Blockbuster sells assets, other than in connection with circumstances in which Blockbuster reinvests the proceeds in its business within a specified time frame, Blockbuster is required to use 50% of the net cash proceeds from such sales over an agreed amount to repay the Term A Loan Facility and the Term B Loan Facility ratably on the remaining scheduled principal installments of such facilities; and

•	The new credit agreement provides for annual prepayments of the term loan facilities in an amount equal to 50% of excess cash flow with the first such payment being made in early 2006 based on excess cash flow, if any, for fiscal 2005.

Borrowings under Blockbuster’s new credit agreement accrue interest at a rate equal to either the interest rates prevailing on the London interbank market for the interest period selected by Blockbuster, plus an applicable margin over this rate or the prime rate or the federal funds rate plus an applicable margin. The margin on any loan (other than Term B loans) will vary based on specified leverage ratios. A fixed rate commitment fee will be charged on the unused portion of the facility.

Blockbuster’s new credit agreement contains customary covenants for Blockbuster not to, among other things:

•	sell or transfer all or any substantial portion of its assets and those of its subsidiaries, taken as a whole, other than sales of stores in the ordinary course and consistent with past practice;

•	merge or consolidate;

•	make restricted payments, dividends or repurchases of stock other than (i) the special distribution and certain other permitted restricted payments, (ii) up to an aggregate of (x) $300 million plus (y) the net cash proceeds of stock issuances since December 31, 2003 as reduced by repurchases and redemptions of certain subordinated obligations and (iii) an amount up to 50% of the net income of Blockbuster and its subsidiaries (before deducting provisions required by SFAS 142 and/or SFAS 143 (or any successor accounting pronouncements), certain non-cash charges in connection with certain stock plans or awards, or non-recurring expenses incurred in connection with the split-off) accruing after December 31, 2003, provided that the total leverage ratio is less than a certain amount;

•	prepay certain indebtedness;

•	enter into transactions with affiliates unless certain conditions are met;

•	incur additional indebtedness other than (i) the senior subordinated notes; (ii) certain existing indebtedness; (iii) commercial paper issuances; (iv) certain unsecured indebtedness of Blockbuster and its subsidiaries in an amount up to $100 million; (v) certain subordinated indebtedness of Blockbuster; (vi) unsecured indebtedness of Blockbuster and its subsidiaries to refinance the term loans under Blockbuster’s credit agreement; (vii) certain intercompany indebtedness; (viii) indebtedness of foreign subsidiaries of Blockbuster of up to certain agreed upon amounts; (ix) certain purchase money indebtedness; (x) refinancings of certain permitted indebtedness; and (xi) certain other agreed upon exceptions;

•	grant liens other than permitted liens and certain other liens;

•	engage in sale and leaseback transactions;

•	enter into hedging arrangements except in the ordinary course of business;

•	amend the separation agreements under certain circumstances;

•	restrict subsidiaries of Blockbuster from granting liens or making dividend payments;

•	make certain investments; or

•	make acquisitions unless, among other things, after giving effect thereto Blockbuster shall be in compliance with the financial covenants in such credit agreement on a pro forma basis.

Blockbuster is also required to comply with financial covenants with respect to: (1) maximum leverage ratio and (2) a minimum fixed charge coverage ratio. Blockbuster’s new credit agreement also contains customary affirmative covenants.

Events of default under Blockbuster’s new credit agreement include, among others: failure to pay principal and interest when due; breach of representations and warranties in any material respect; failure to perform or observe the covenants; cross-default or cross-acceleration by any person or group with respect to indebtedness of

Blockbuster in excess of $50 million and its material subsidiaries; unsatisfied, unstayed judgments against Blockbuster greater than $50 million; bankruptcy; and a change of control. Under Blockbuster’s credit agreement, a change of control includes:

•	the acquisition by any person or group of more than 50% of the voting power of Blockbuster common stock; or

•	Blockbuster’s board of directors ceasing to include a majority of continuing directors based on an initial Blockbuster post-split-off date board (after giving effect to any resignation and replacement of the Viacom-affiliated directors in connection with the split-off).

Indenture Governing 9% Senior Subordinated Notes Due 2012

On August 20, 2004, Blockbuster issued $300 million aggregate principal amount of 9% Senior Subordinated Notes due 2012. The terms of the senior subordinated notes are governed by an indenture entered into on that date among Blockbuster, Blockbuster’s subsidiaries that are guarantors of the senior subordinated notes, and The Bank of New York Trust Company, N.A., as the trustee under the indenture.

The senior subordinated notes will mature on September 1, 2012. Interest will accrue on the senior subordinated notes from August 20, 2004, and is payable on March 1 and September 1 of each year, with the first interest payment being due on March 1, 2005.

Blockbuster may redeem all or a portion of the senior subordinated notes at any time on or after September 1, 2008, at redemption prices set forth in the indenture. Prior to September 1, 2008, Blockbuster may redeem all, but not less than all, the senior subordinated notes at a redemption price equal to the principal amount of the senior subordinated notes plus an applicable “make whole” premium and accrued and unpaid interest to the redemption date. In addition, at any time prior to September 1, 2007, Blockbuster may redeem up to 35% of the aggregate principal amount of the senior subordinated notes with the net proceeds of certain equity offerings at redemption prices set forth in the indenture.

The senior subordinated notes are fully and unconditionally guaranteed on a senior subordinated basis, jointly and severally, by each of Blockbuster’s existing domestic restricted subsidiaries (as defined in the indenture). Subject to Blockbuster’s ability to designate subsidiaries as “unrestricted subsidiaries” in accordance with the indenture, the senior subordinated notes will also be guaranteed by Blockbuster’s future domestic restricted subsidiaries and any of Blockbuster’s foreign restricted subsidiaries that may in the future guarantee indebtedness of Blockbuster or a domestic restricted subsidiary.

The senior subordinated notes are unsecured senior subordinated obligations of Blockbuster and rank:

•	junior in right of payment to all of Blockbuster’s existing and future senior indebtedness, including any indebtedness under Blockbuster’s new credit agreement;

•	equally in right of payment with any future senior subordinated indebtedness;

•	senior in right of payment to any future indebtedness that is expressly subordinated in right of payment to the senior subordinated notes; and

•	effectively junior in right of payment to all of the existing and future indebtedness of Blockbuster’s subsidiaries that do not guarantee the senior subordinated notes.

Similarly, the subsidiary guarantee of each subsidiary guarantor is an unsecured senior subordinated obligation of such subsidiary guarantor and ranks:

•	junior in right of payment to all of such subsidiary guarantor’s existing and future senior indebtedness, including its guarantee of borrowings under Blockbuster’s new credit agreement;

•	equally in right of payment with any future senior subordinated indebtedness of such subsidiary guarantor;

•	senior in right of payment to any future indebtedness of such subsidiary guarantor that is expressly subordinated in right of payment to the subsidiary guarantee; and

•	effectively junior in right of payment to all of the existing and future indebtedness of any subsidiary of a subsidiary guarantor if that subsidiary is not also a subsidiary guarantor.

If Blockbuster experiences a change of control (as defined in the indenture), Blockbuster will be required to make an offer to repurchase the senior subordinated notes at a price equal to 101% of their principal amount, plus accrued and unpaid interest to the date of repurchase.

The indenture, among other things, restricts Blockbuster’s ability and the ability of its restricted subsidiaries to:

•	incur indebtedness, unless on the date of the incurrence and after giving effect thereto on a pro forma basis Blockbuster’s consolidated leverage ratio (as defined in the indenture) would be less than 3.00 to 1, subject to certain conditions, or such indebtedness fits within certain permitted exceptions, including indebtedness under the new credit agreement;

•	make any of the following restricted payments:

•	the payment of dividends or making of distributions in respect of Blockbuster’s capital stock or the making of similar payments to the direct or indirect holders of its capital stock (other than the special distribution and other dividends or distributions to the extent payable in its capital stock, dividends or distributions to the extent payable to Blockbuster or a restricted subsidiary, and pro rata dividends or other distributions made by a restricted subsidiary that is not a wholly owned subsidiary of Blockbuster to minority stockholders);

•	the purchase, repurchase, redemption, defeasance or other acquisition or retirement for value of any of Blockbuster’s capital stock;

•	the purchase, repurchase, redemption, defeasance or other acquisition or retirement for value, prior to scheduled maturity, scheduled repayment or scheduled sinking fund payment, of any of Blockbuster’s obligations that are junior in right of payment to the senior subordinated notes; and

•	the making of any investment other than certain permitted investments;

in each case, if at the time Blockbuster or such restricted subsidiary makes such restricted payment a default under the indenture will have occurred and be continuing (or would result therefrom), Blockbuster is not entitled to incur an additional $1.00 of indebtedness under the leverage ratio provision of the indenture, or the aggregate amount of such restricted payment and all other restricted payments since the issuance of the senior subordinated notes would exceed an amount calculated pursuant to a formula set forth in the indenture. The limitations on restricted payments are subject to a number of exceptions, including restricted payments that in the aggregate do not exceed $200 million;

•	encumber or restrict the ability of any restricted subsidiary to pay a dividend or other distribution to Blockbuster or a restricted subsidiary or pay any indebtedness owed to Blockbuster, make any loans or advances to Blockbuster or transfer any of its property or assets to Blockbuster;

•	sell assets, unless:

•	Blockbuster or such restricted subsidiary receives consideration at the time of the disposition at least equal to the fair market value of the assets subject to the disposition;

•	at least 75% of the consideration received by Blockbuster or such restricted subsidiary is in the form of cash, cash equivalents or assets related to Blockbuster’s business; and

•	an amount equal to 100% of the net available cash from such asset disposition is applied by Blockbuster or such restricted subsidiary as set forth in the indenture.

•	agree to restrictions on distributions from Blockbuster’s restricted subsidiaries;

•	enter into transactions with Blockbuster’s affiliates; or

•	merge, consolidate or sell substantially all of Blockbuster’s assets.

SELLING STOCKHOLDERS

Prior to the completion of the exchange offer, Viacom intends to contribute the 3,609,914 shares of Blockbuster class A common stock it owns to the Viacom Pension Plan and/or the CBS Combined Pension Plan.

Pursuant to the amended and restated registration rights agreement entered into between Viacom and Blockbuster in connection with the exchange offer, Blockbuster has agreed to file this prospectus and the registration statement of which it forms a part in order to facilitate the public resale of these shares by the Viacom Pension Plan and/or the CBS Combined Pension Plan. It is anticipated that the selling stockholders will become parties to the registration rights agreement. Blockbuster’s registration of the Blockbuster class A common stock held by the selling stockholders does not necessarily mean that the selling stockholders will sell all or any of the shares.

	Shares Beneficially Owned Prior to Offering				Shares Being Offered		Shares Beneficially Owned After Offering
Name of Beneficial Owner	Number		%				Number		%
Viacom Pension Plan	[	]	[	]	[	]	[	]	[	]
CBS Combined Pension Plan	[	]	[	]	[	]	[	]	[	]

DESCRIPTION OF CAPITAL STOCK

General

The following description is only a summary of the material provisions of Blockbuster’s certificate of incorporation and bylaws. Subsequent to the recommendation by a special committee of Blockbuster’s board of directors comprised of directors who are independent, within the meaning of the rules and regulations of the New York Stock Exchange and the SEC, and who are otherwise disinterested, which is referred to in this prospectus as the “Blockbuster special committee,” Blockbuster’s board of directors recommended that its stockholders approve certain amendments to its certificate of incorporation, and Blockbuster’s stockholders approved these amendments at Blockbuster’s 2004 annual meeting. The Blockbuster charter amendments will be filed and become effective immediately after Viacom’s acceptance for exchange of shares of Viacom class A and class B common stock pursuant to the exchange offer. To the extent any of the provisions described below will be amended by the Blockbuster charter amendments, a description of the material provisions of the proposed revisions is included. See the more detailed provisions of (1) Blockbuster’s certificate of incorporation and bylaws, copies of which have been filed with the SEC (see the section entitled “Where You Can Find More Information About Blockbuster” beginning on page 52 for information regarding obtaining copies of these documents) and (2) applicable law.

Blockbuster’s authorized capital stock consists of 1 billion shares of capital stock, of which:

•	400 million shares are designated as class A common stock, par value $.01 per share;

•	500 million shares are designated as class B common stock, par value $.01 per share; and

•	100 million shares of preferred stock, par value $.01 per share, of which no shares of preferred stock are outstanding as of the date hereof.

Of the 400 million authorized shares of Blockbuster class A common stock, as of July 31, 2004, 37,113,738 shares were issued and outstanding, representing 20.5% of the total issued and outstanding shares of Blockbuster common stock. Of the outstanding shares of Blockbuster class A common stock, as of July 31, 2004, Viacom held approximately 3.6 million shares, representing about 9.7% of the total shares of Blockbuster class A common stock issued and outstanding.

Of the 500 million authorized shares of Blockbuster class B common stock, as of July 31, 2004, 144 million shares were issued and outstanding, representing 79.5% of the total issued and outstanding shares of Blockbuster common stock. Viacom currently holds all of the issued and outstanding shares of Blockbuster class B common stock. Following Viacom’s conversion of shares of Blockbuster class B common stock into shares of Blockbuster class A common stock in connection with the exchange offer, it is expected that approximately 60% of the equity value of Blockbuster will be represented by shares of Blockbuster class A common stock and approximately 40% of the equity value of Blockbuster will be represented by shares of Blockbuster class B common stock. Each of the Blockbuster class A and class B common stock constitutes a class of common stock under the Delaware General Corporation Law, which we refer to in this prospectus as the “DGCL.”

Common Stock

Voting Rights. Holders of Blockbuster class A and class B common stock generally have identical rights, except:

•	holders of Blockbuster class A common stock are entitled to one vote per share; and

•	holders of Blockbuster class B common stock are currently entitled to five votes per share;

with respect to each matter presented to Blockbuster stockholders on which the holders of Blockbuster common stock are generally entitled to vote. The Blockbuster charter amendments provide that, after completion of the transactions described in this prospectus in the section entitled “The Company—Recent Developments—Split-Off” beginning on page 1, the number of votes per share of Blockbuster class B common stock will be reduced as described in the section entitled “Agreements Between Viacom and Blockbuster and Other Related Party Transactions—Initial Public Offering and Split-Off Agreement” beginning on page 28.

The holders of Blockbuster class A and class B common stock are not entitled to cumulate their votes in the election of directors. Generally, all matters to be voted on by Blockbuster’s stockholders must be approved by a majority, or, in the case of election of directors, by a plurality, of the votes entitled to be cast by all shares of Blockbuster class A and class B common stock present in person or represented by proxy, voting together as a single class, except as required by law. In particular, amendments to Blockbuster’s certificate of incorporation must generally be approved by a majority of the combined voting power of shares of both outstanding classes of Blockbuster common stock, voting together as a single class.

However, the approval of 75% of the combined voting power of the outstanding shares of Blockbuster common stock is required to amend certain provisions of Blockbuster’s certificate of incorporation and bylaws. In addition, amendments to Blockbuster’s certificate of incorporation that would alter or change the powers, preferences or special rights of either class of Blockbuster common stock so as to affect them adversely must be approved by a majority of the votes entitled to be cast by the holders of the shares of the class of common stock affected by the amendment, voting as a separate class. Holders of Blockbuster class A common stock are not entitled to vote on any change in the powers or other rights of the Blockbuster class B common stock that would not adversely affect the rights of the Blockbuster class A common stock. For example, any provision for the conversion of Blockbuster class B common stock into Blockbuster class A common stock on a one-for-one basis is not considered to adversely affect the rights of the Blockbuster class A common stock. Following the effectiveness of the Blockbuster charter amendments, holders of Blockbuster class A common stock will not be entitled to vote on any change in the powers or other rights of the Blockbuster class B common stock that would adversely affect the rights of the Blockbuster class B common stock and would not adversely affect the rights of the Blockbuster class A common stock.

Dividends. Holders of Blockbuster class A and class B common stock will share equally in any dividend declared by Blockbuster’s board of directors, subject to any preferential rights of any outstanding preferred stock. Dividends consisting of shares of Blockbuster class A and class B common stock may be paid only as follows:

•	shares of Blockbuster class A common stock may be paid only to holders of shares of Blockbuster class A common stock, and shares of Blockbuster class B common stock may be paid only to holders of Blockbuster class B common stock; and

•	shares shall be paid proportionally with respect to each outstanding share of Blockbuster class A and class B common stock.

Conversion. Prior to the tax-free split-off (as described below), each share of Blockbuster class B common stock is convertible at the option of the holder of such share into one share of Blockbuster class A common stock.

To the extent that Viacom beneficially owns 80% or more of the economic value of Blockbuster immediately prior to the tax-free split-off, each share of Blockbuster class B common stock will be automatically converted into one share of Blockbuster class A common stock immediately prior to the tax-free split-off, unless, prior to the tax-free split-off, Viacom has obtained and delivered to Blockbuster an opinion from its counsel that the effect of such conversion is likely to prevent or materially delay obtaining a favorable ruling from the IRS that the tax-free split-off would qualify as a tax-free transaction under the Internal Revenue Code, or will create a significant risk of material adverse tax consequences to Viacom or its stockholders. Prior to the completion of the tax-free split-off, Viacom will convert [            ] shares of Blockbuster class B common stock it owns into shares of Blockbuster class A common stock on a one-for-one basis. Following the effectiveness of the Blockbuster charter amendments, the outstanding shares of Blockbuster class B common stock will no longer be convertible into shares of Blockbuster class A common stock.

As used in Blockbuster’s certificate of incorporation, the term “tax-free split-off” means any transfer effected in connection with a distribution of Blockbuster class A or class B common stock to Viacom stockholders (including any distribution in exchange for shares of Viacom’s capital stock or securities) that is intended to qualify as a tax-free distribution under Section 355 of the Internal Revenue Code.

Other Rights. In the event of a liquidation, dissolution or winding-up of Blockbuster, all holders of Blockbuster common stock, regardless of class, are entitled to share ratably in any assets available for distributions to holders of shares of Blockbuster common stock.

The outstanding shares of Blockbuster common stock are, and the shares of Blockbuster class A common stock being offered to you will be, upon your payment, validly issued, fully paid and nonassessable.

Preferred Stock

Blockbuster’s board of directors is empowered, without the approval of Blockbuster’s stockholders, to cause shares of preferred stock to be issued from time to time in one or more series, with the numbers of shares of each series and the designations, preferences and relative, participating, optional, dividend and other special rights of the shares of each such series and the qualifications, limitations, restrictions, conditions and other characteristics thereof as fixed by Blockbuster’s board of directors. Among the specific matters that may be determined by Blockbuster’s board of directors are the following:

•	the designation of each series;

•	the number of shares of each series;

•	the rate of dividends, if any;

•	whether dividends, if any, shall be cumulative or noncumulative;

•	the terms of redemption, if any;

•	the rights of the series in the event of any voluntary or involuntary liquidation, dissolution or winding-up of the affairs of Blockbuster;

•	the rights and terms of conversion or exchange, if any;

•	the restrictions on the issuance of shares of the same series or any other series, if any; and

•	the voting rights, if any.

Blockbuster’s board of directors may, without stockholder approval, issue preferred stock with voting and other rights that could have an adverse impact on the rights of the holders of Blockbuster class A and class B common stock, including, without limitation, their voting power. Blockbuster has no present plans to issue any shares of preferred stock. The ability of Blockbuster’s board of directors to issue preferred stock without stockholder approval could have the effect of delaying, deferring or preventing a change in control of Blockbuster or the removal of Blockbuster’s existing management.

Following the effectiveness of the Blockbuster charter amendments, in addition to the specific matters enumerated above, Blockbuster’s board of directors will also be authorized to determine whether preferred shares will be subject to the operation of retirement or sinking funds.

Limitation on Liability of Directors

Blockbuster’s certificate of incorporation provides that its directors will not be personally liable to Blockbuster or its stockholders for monetary damages for breach of fiduciary duty as a director to the fullest extent permitted by Delaware law, except for liability:

•	for any breach of the director’s duty of loyalty to Blockbuster or its stockholders;

•	for any act or omission not in good faith or which involved intentional misconduct or a knowing violation of law;

•	for unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the DGCL; or

•	for any transaction from which the director derived an improper personal benefit.

The inclusion of this provision in Blockbuster’s certificate of incorporation may have the effect of reducing the likelihood of derivative litigation against its directors and may discourage or deter Blockbuster or its stockholders from bringing a lawsuit against Blockbuster’s directors for breach of their duty of care, even though such an action, if successful, might otherwise have benefited Blockbuster and its stockholders.

Anti-Takeover Provisions of Blockbuster’s Certificate of Incorporation and Bylaws; Delaware Law

Some of the provisions of Blockbuster’s certificate of incorporation and bylaws and Section 203 of the DGCL could have the following effects, among others:

•	delaying, deferring or preventing a change in control of Blockbuster;

•	delaying, deferring or preventing the removal of Blockbuster’s existing management or directors;

•	deterring potential acquirors from making an offer to Blockbuster’s stockholders; and

•	limiting Blockbuster’s stockholders’ opportunity to realize premiums over prevailing market prices of the Blockbuster common stock in connection with offers by potential acquirors.

The following is a summary of those provisions of Blockbuster’s certificate of incorporation and bylaws that could have the effects described above.

Classified Board of Directors. Blockbuster’s certificate of incorporation and bylaws provide for its board of directors to be divided into three classes of directors serving staggered three-year terms. Each class, to the extent possible, will be equal in number. The size of Blockbuster’s board of directors will not be less than three nor more than twelve. Each class holds office until the third annual stockholders’ meeting for election of directors following the most recent election of such class.

Directors, and Not Stockholders, Fix the Size of Blockbuster’s Board of Directors. Blockbuster’s certificate of incorporation and bylaws provide that the number of directors shall be fixed from time to time exclusively pursuant to a resolution adopted by a majority of Blockbuster’s board of directors, but in no event shall it consist of less than three nor more than twelve.

Directors are Removed for Cause Only. Blockbuster’s certificate of incorporation and bylaws provide that, on or after the time when Viacom and its affiliates no longer beneficially own more than a majority of the combined voting power of Blockbuster’s outstanding common stock, which is referred to in this prospectus as the “trigger date,” Blockbuster’s directors may be removed only for cause and only by the affirmative vote of the holders of at least a majority of the combined voting power of Blockbuster’s outstanding voting common stock. To the extent permitted by the laws of the State of Delaware, “cause” shall be determined by Blockbuster’s board of directors.

However, prior to the trigger date, Blockbuster’s directors may be removed with or without cause by the affirmative vote of the holders of at least a majority of the combined voting power of Blockbuster’s outstanding voting common stock. Following the effectiveness of the Blockbuster charter amendments, the reference to the trigger date will be deleted and the Blockbuster charter amendments will provide that Blockbuster’s directors may only be removed for cause by the affirmative vote of the holders of at least a majority of the combined voting power of Blockbuster common stock.

Board Vacancies to Be Filled by Remaining Directors and Not Stockholders. Blockbuster’s certificate of incorporation and bylaws provide that any vacancies on its board of directors will be filled by the affirmative vote of the majority of the remaining directors then in office, even if such directors constitute less than a quorum, or by a sole remaining director. In any event, no vacancy shall be filled by Blockbuster’s stockholders.

No Stockholder Actions by Written Consent. Blockbuster’s bylaws provide that, on or after the trigger date, stockholders may not act by written consent in lieu of a meeting, except as otherwise provided pursuant to provisions of Blockbuster’s certificate of incorporation. However, prior to the trigger date, stockholders, or any class or classes, or series thereof may act by written consent as permitted by law. Following the effectiveness of the Blockbuster charter amendments, the reference to the trigger date will be deleted and the Blockbuster certificate of incorporation will provide that, except as otherwise provided in Blockbuster’s certificate of incorporation as it may be amended, stockholders may not take action by written consent in lieu of a meeting.

No Special Meetings Called by Stockholders. Blockbuster’s bylaws provide that, on or after the trigger date, special meetings of the stockholders may not be called by the stockholders and instead may be called only by:

•	any officer at the request of a majority of Blockbuster’s board of directors;

•	Blockbuster’s chairman of the board; or

•	Blockbuster’s chief executive officer.

However, prior to the trigger date, special meetings also may be called by holders of at least the majority of the combined voting power of Blockbuster’s outstanding common stock. Following the effectiveness of the Blockbuster charter amendments, the reference to the trigger date will be deleted and the Blockbuster bylaws will provide that special meetings of the stockholders may not be called by stockholders and may be called in the circumstances listed above.

Advance Notice for Stockholder Proposals. Blockbuster’s bylaws contain provisions requiring that advance notice be delivered to Blockbuster of any business to be brought by a stockholder before an annual meeting and providing for procedures to be followed by stockholders in nominating persons for election to Blockbuster’s board of directors. Generally, such advance notice provisions require that a stockholder must give written notice to Blockbuster not less than 120 calendar days before the date on which Blockbuster’s proxy statement was released to stockholders in connection with Blockbuster’s previous year’s annual meeting or such other time period as may be required or permitted by applicable law. Blockbuster’s bylaws provide that the notice must set forth specific information regarding the stockholder and each director nominated by the stockholder and other business proposed by the stockholder. Blockbuster’s certificate of incorporation and bylaws provide that as long as Viacom beneficially owns 30% or more of the combined voting power of the outstanding common stock of Blockbuster, Viacom is exempt from the foregoing provision.

Following the effectiveness of the Blockbuster charter amendments, the Blockbuster bylaw provisions relating to advance notice for stockholder proposals will provide, among other things, that (i) in general, a stockholder wishing to nominate a director or raise another proposal at an annual meeting of stockholders must notify Blockbuster in writing between 90 and 120 days prior to the first anniversary of the previous year’s annual meeting of stockholders and (ii) in the case of a special meeting of stockholders, a stockholder entitled to vote at the special meeting may nominate a director by notifying Blockbuster in writing between 90 and 120 days prior to the special meeting or the tenth day following the day on which public announcement of the special meeting is first made.

Supermajority Vote Required to Amend Specified Provisions. Blockbuster’s certificate of incorporation and bylaws provide that the provisions described above may only be amended by holders of at least 75% of the combined voting power of Blockbuster’s outstanding common stock, except that the provisions related to special meetings called by stockholders and advance notice for stockholder proposals may also be amended by Blockbuster’s board of directors.

Section 203 of the Delaware General Corporation Law

Blockbuster, a Delaware corporation, is subject to Section 203 of the DGCL. Generally, Section 203 of the DGCL prohibits a publicly held Delaware company from engaging in a business combination (as described below) with an interested stockholder (as described below) for a period of three years after the time such stockholder became an interested stockholder unless certain specified conditions are satisfied. The prohibitions set forth in Section 203 of the DGCL do not apply if:

•	prior to the time the stockholder became an interested stockholder, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•	upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding specified shares; or

•	at or subsequent to the time the stockholder became an interested stockholder, the business combination is approved by the board of directors and authorized at an annual or special meeting, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

Under Section 203 of the DGCL, a “business combination” includes:

•	any merger or consolidation of the corporation with the interested stockholder;

•	any sale, lease, exchange or other disposition, except proportionately as a stockholder of such corporation, to or with the interested stockholder of assets of the corporation having an aggregate market value equal to 10% or more of either the aggregate market value of all the assets of the corporation or the aggregate market value of all the outstanding stock of the corporation;

•	transactions resulting in the issuance or transfer by the corporation of stock of the corporation to the interested stockholder;

•	transactions involving the corporation, which have the effect of increasing the proportionate share of the corporation’s stock of any class or series that is owned by the interested stockholder; or

•	transactions in which the interested stockholder receives financial benefits provided by the corporation.

Under Section 203 of the DGCL, an “interested stockholder” generally is:

•	any person that owns 15% or more of the voting power of outstanding stock of the corporation;

•	any person that is an affiliate or associate of the corporation and was the owner of 15% or more of the outstanding voting stock of the corporation at any time within the three-year period immediately prior to the date on which it is sought to be determined whether or not such person is an interested stockholder; and

•	the affiliates or associates of either of the preceding two categories.

Because Viacom owned more than 15% of Blockbuster’s voting stock before Blockbuster became a public company, following Blockbuster’s initial public offering, the restrictions contained in Section 203 of the DGCL, by their terms, are currently not applicable to business combinations with Viacom even though Viacom owns more than 15% of the voting power of Blockbuster’s outstanding stock. If any other person acquires 15% or more of the voting power of Blockbuster’s outstanding voting stock, such person will be subject to the restrictions contained in Section 203 of the DGCL.

Under some circumstances, Section 203 of the DGCL makes it more difficult for an interested stockholder to effect various business combinations with Blockbuster for a three-year period, although Blockbuster’s stockholders may elect to exclude the interested stockholder from the restrictions imposed thereunder. By virtue of Viacom’s beneficial ownership of Blockbuster’s class B common stock, Viacom is in a position to elect to exclude Blockbuster from the restrictions under Section 203 of the DGCL. Currently, Viacom has indicated to Blockbuster that it has no intention to do so.

In addition, Section 203 of the DGCL makes a takeover of a company more difficult and may have the effect of diminishing the possibility of certain types of two-step acquisitions or other unsolicited attempts to acquire a company. This may further have the effect of preventing changes in the board of directors of a company, and it is possible that such provisions could make it more difficult to accomplish transactions which stockholders may otherwise deem to be in their best interests.

Transactions with Interested Parties

Blockbuster’s certificate of incorporation includes provisions addressing potential conflicts of interest between Viacom and Blockbuster and Viacom’s non-Blockbuster-related subsidiaries and other similar entities. In addition, Blockbuster’s certificate of incorporation includes provisions regulating and defining Viacom’s conduct with respect to Blockbuster and Viacom’s and Blockbuster’s subsidiaries, directors and officers. Blockbuster’s certificate of incorporation provides that no contract or transaction:

•	between Viacom and Blockbuster or any of Viacom’s non-Blockbuster-related subsidiaries and other similar entities; or

•	between Blockbuster and any entity in which one or more of Blockbuster’s directors or officers has a financial interest, which is referred to in this prospectus as a “related entity;” or

•	between Blockbuster and any of Viacom’s directors or officers, Blockbuster or any of Viacom’s subsidiaries or any related entity;

shall be void or voidable solely because:

•	Viacom, any non-Blockbuster-related subsidiary or other similar Viacom entity or any related entity, or any of Viacom’s or Blockbuster’s directors or officers are parties to the contract or transaction; or

•	any of those directors or officers is present at or participates in the meeting of the board of directors or committee thereof that authorizes the contract or transaction.

Following the effectiveness of the Blockbuster charter amendments, the provisions addressing transactions with interested parties will be deleted from Blockbuster’s certificate of incorporation and Blockbuster’s amended and restated bylaws will contain similar provisions. The bylaws will provide that no contract or transaction:

•	between Blockbuster and any related entity (as defined above); or

•	between Blockbuster and any of its directors or officers;

shall be void or voidable solely:

•	for the above reasons;

•	because the director or officer is present at or participates in the meeting of the board of directors or committee thereof that authorizes the contract or transaction; or

•	because any such director’s or officer’s votes are counted for such purpose;

if:

•	the material facts as to the director’s or officer’s relationship or interest as to the contract or transaction are disclosed or are known to the board of directors or committee thereof and the board of directors or committee in good faith authorizes the contract or transaction by the affirmative vote of a majority of the disinterested directors, even if such disinterested directors constitute less than a quorum; or

•	the material facts as to the director’s or officer’s relationship or interest as to the contract or transaction are disclosed or are known to the stockholders entitled to vote thereon, and the contract or transaction is specifically approved in good faith by the vote of the stockholders entitled to vote thereon; or

•	the contract or transaction is fair to Blockbuster at the time it is authorized by the board of directors, a committee thereof or the stockholders.

Corporate Opportunities

Blockbuster’s certificate of incorporation provides that, except as Viacom may otherwise agree in writing, neither Viacom nor any non-Blockbuster-related subsidiary or other similar Viacom entity has a duty to refrain from engaging directly or indirectly in the same or similar business activities or lines of business as those business activities conducted by Blockbuster.

The provisions of Blockbuster’s certificate of incorporation described above, as they apply to Viacom, will expire on the date that (1) Viacom and its subsidiaries no longer own at least 20% of the combined voting power of Blockbuster’s outstanding class A and class B common stock and (2) no person who is a director or officer of Blockbuster is also a director or officer of Viacom or one of its subsidiaries.

Following the effectiveness of the Blockbuster charter amendments, Blockbuster’s certificate of incorporation will no longer include provisions addressing corporate opportunities.

Transfer Agent and Registrar

EquiServe Trust Company, N.A. is the transfer agent and registrar for the shares of Blockbuster class A common stock.

PLAN OF DISTRIBUTION

The purpose of this prospectus is to permit the selling stockholders identified in this prospectus to offer for sale their shares of Blockbuster class A common stock at such time and at such prices as each selling stockholder, in its sole discretion, chooses. Blockbuster will not receive any of the proceeds from sales made by the selling stockholders.

The selling stockholders may sell or distribute some or all of their shares of Blockbuster class A common stock from time to time in one or more or a combination of the following transactions:

•	through brokers, dealers, agents or other purchasers in transactions (including block trades) on The New York Stock Exchange or other exchanges on which shares of Blockbuster’s class A common stock may be listed for trading;

•	in privately negotiated transactions (including sales pursuant to pledges);

•	in the over-the-counter market;

•	through put or call options transactions relating to the shares;

•	through short sales of shares;

•	in brokerage transactions; or

•	in transactions involving an underwriter.

Such transactions may be effected by the selling stockholders at market prices prevailing at the time of sale, at prices related to such prevailing market prices, at negotiated prices or at fixed prices, at each selling stockholder’s discretion. Brokers, dealers or agents participating in such transactions may receive compensation in the form of discounts, concessions or commissions from the selling stockholders (and, if they act as agent for the purchaser of the shares, from the purchaser). Such discounts, concessions or commissions as to a particular broker, dealer or agent might be in excess of those customary in the type of transaction involved.

If the applicable law requires, Blockbuster will provide a supplement to this prospectus to disclose the specific shares to be sold, the public offering price of the shares to be sold, the names of any underwriters, brokers, dealers or agents employed by the selling stockholders in connection with such sale, and any applicable commissions or discounts with respect to a particular offer. Blockbuster will file a post-effective amendment to the registration statement of which this prospectus is a part to include any material information with respect to the plan of distribution not contemplated in this section or any material change to such information.

In connection with the offer and sale of the shares of Blockbuster class A common stock by the selling stockholders, various state securities laws and regulations may require that any such offer and sale should be made only through the use of a broker-dealer registered as such in any state where a selling stockholders engages such broker-dealer and in any state where such broker-dealer intends to offer and sell shares.

Viacom generally will pay on behalf of the selling stockholders all of their out-of-pocket costs and expenses relating to this registration of shares of Blockbuster class A common stock and will also pay the legal and accounting fees incurred by Blockbuster in connection with this registration statement. The selling stockholders will pay any underwriting discounts and selling commissions. The selling stockholders will be indemnified by Blockbuster against certain civil liabilities, including certain liabilities under the Securities Act of 1933, as amended, which is referred to in this prospectus as the “Securities Act.” The selling stockholders will indemnify Blockbuster against certain civil liabilities, including certain liabilities under the Securities Act.

LEGAL MATTERS

The validity of the shares of Blockbuster class A common stock offered hereby will be passed upon by Vinson & Elkins L.L.P., Dallas, Texas.

EXPERTS

The consolidated financial statements incorporated in this prospectus by reference to the Annual Report on Form 10-K of Blockbuster Inc. for the fiscal year ended December 31, 2003 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

ABOUT BLOCKBUSTER

Blockbuster files annual, quarterly and current reports, proxy statements and other information with the SEC under the Securities Exchange Act of 1934, which is referred to in this prospectus as the “Exchange Act.” You may read and copy this information at the SEC’s Public Reference Room, located at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. You may also obtain copies of this information by mail from the SEC at the above address, at prescribed rates. The SEC also maintains a website that contains the reports, proxy statements and other information that Blockbuster files electronically with the SEC. The address of that website is http://www.sec.gov.

Shares of Blockbuster class A common stock are listed on The New York Stock Exchange. Following completion of the exchange offer, shares of Blockbuster class B common stock are also expected to be listed on The New York Stock Exchange. You may also inspect reports, proxy statements and other information about Blockbuster at the offices of The New York Stock Exchange, 20 Broad Street, New York, New York 10005.

Blockbuster has filed a Registration Statement on Form S-3 under the Securities Act, of which this prospectus forms a part, to register with the SEC the shares of Blockbuster class A common stock to be sold pursuant to this prospectus. This prospectus does not contain all the information set forth in the registration statement or the exhibits to the registration statement, selected portions of which are omitted in accordance with the rules and regulations of the SEC. For further information pertaining to Blockbuster and the Blockbuster class A common stock, reference is made to the registration statement and its exhibits. Statements contained in this prospectus or in any document incorporated in this prospectus by reference as to the contents of any contract or other document referred to within this prospectus or other documents that are incorporated by reference are not necessarily complete and, in each instance, reference is made to the copy of the applicable contract or other document filed as an exhibit to the registration statement or otherwise filed with the SEC. Each statement contained in this prospectus is qualified in its entirety by reference to the underlying documents.

The SEC allows certain information to be “incorporated by reference” into this prospectus, which means that Blockbuster can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is deemed to be part of this prospectus, except for any information superseded or updated by information contained directly in this prospectus or information that Blockbuster subsequently files with the SEC. This prospectus incorporates by reference the documents set forth below that Blockbuster has previously filed with the SEC. These documents contain important information about Blockbuster, its business and its financial condition:

•	Blockbuster’s Annual Report on Form 10-K for the fiscal year ended December 31, 2003;

•	Blockbuster’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2004;

•	Blockbuster’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2004;

•	Blockbuster’s Definitive Proxy Statement filed on July 6, 2004;

•	Blockbuster’s Current Reports on Form 8-K filed on July 8, 2004, July 18, 2004, August 18, 2004 and August 20, 2004; and

•	The description of Blockbuster’s class A common stock set forth in Blockbuster’s Registration Statement on Form 8-A (No. 001-15153) filed on July 13, 1999.

All documents filed by Blockbuster pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act from the date of this prospectus to the date that all of the shares registered hereunder are sold shall also be deemed to be incorporated by reference into this prospectus, which excludes any information furnished pursuant to Item 7.01 or Item 2.02 of any current report on Form 8-K.

In addition to obtaining copies from the SEC and the New York Stock Exchange as described above, documents incorporated by reference are available without charge upon request to Blockbuster Inc., Attn.: Investor Relations, 1201 Elm Street, Dallas, Texas 75270.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

The following table sets forth the costs and expenses payable in connection with the registration of the Blockbuster common stock, all of which are payable by Viacom. All amounts are estimates except the SEC registration fee.

	Amount to be Paid
SEC registration fee		$6,710.72
Legal fees and expenses		*
Accounting fees and expenses		15,000
Miscellaneous fees and expenses		75,000

Total	$	*

*	To be provided by amendment.

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

The Registrant is a Delaware corporation. Reference is made to Section 102(b)(7) of the Delaware General Corporation Law, which enables a corporation in its original certificate of incorporation or an amendment to eliminate or limit the personal liability of a director for violations of the director’s fiduciary duty, except (i) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) pursuant to Section 174 of the Delaware General Corporation Law (providing for liability of directors for unlawful payment of dividends or unlawful stock purchase or redemptions) or (iv) for any transaction from which a director derived an improper personal benefit.

Reference is also made to Section 145 of the Delaware General Corporation Law, which provides that a corporation may indemnify any persons, including officers and directors, who are, or are threatened to be made, parties to any threatened, pending or completed legal action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person was an officer, director, employee or agent of such corporation or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided such officer, director, employee or agent acted in good faith and in a manner he reasonably believed to be in or not opposed to the corporation’s best interest and, for criminal proceedings, had no reasonable cause to believe that his conduct was unlawful. A Delaware corporation may indemnify officers and directors in an action by or in the right of the corporation under the same conditions, except that no indemnification is permitted without judicial approval if the officer or director is adjudged to be liable to the corporation. Where an officer or director is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him against the expenses that such officer or director actually and reasonably incurred.

The Registrant’s amended and restated certificate of incorporation provides that to the fullest extent permitted by the laws of the State of Delaware, as the same may be amended from time to time, a director of the Registrant shall not be personally liable to the Registrant or its stockholders for monetary damages for breach of fiduciary duty as a director.

Viacom has obtained, with the Registrant’s participation, a directors’ and officers’ liability insurance program for the benefit of Viacom, the Registrant, and their respective directors and officers. The program covers certain potential liabilities related to the Registrant and certain other potential liabilities relating to Viacom’s disposition of all or a substantial portion of its interest in the Registrant occurring on or prior to the date that Viacom either (a) distributes shares of class A and/or class B common stock of the Registrant which, in the aggregate, represent a distribution of control of the Registrant, or (b) otherwise disposes of, in one or more transactions, at least 80% of the aggregate number of shares of class A and class B common stock of the Registrant that it owns on the date immediately prior to the first such disposition. The program has terms of coverage comparable in all material respects to such insurance provided under Viacom’s existing directors’ and officers’ liability insurance program, except that claims relating to acts occurring on or prior to the disposition referred to in the preceding sentence may be reported for up to six years from the date of such disposition.

In connection with the exchange offer described in this registration statement, the Registrant has agreed, to the fullest extent permitted by applicable law, promptly to indemnify each person who is or was a member of the Registrant’s board of directors as of May 20, 2004, including the directors and executive officers of Viacom who serve as Registrant’s board members, each person who is or was an officer of the Registrant as of May 20, 2004, and any person who becomes a member of the Registrant’s board of directors or who becomes an officer at any time prior to the date Viacom distributes control of the Registrant or otherwise disposes of, in one or more transactions, at least 80% of the aggregate number of shares of class A and class B common stock of the Registrant that it owns immediately prior to the first such disposition and in each case, who was, is or may be a party to any action based in whole or in part on the fact that such person is or was a member of the Registrant’s board of directors or the special committee of the Registrant or is or was an officer of the Registrant, as applicable. The Registrant has also agreed, to the fullest extent permitted by applicable law, promptly to advance any and all expenses incurred by any indemnified party in connection with any such action provided that such indemnified party undertakes to repay any advance if it is ultimately determined in a final disposition that such indemnified party was not entitled to be indemnified by the Registrant. Additionally, the Registrant has agreed not to amend the indemnification provisions contained in the Registrant’s certificate of incorporation and bylaws in a manner adverse to the rights to indemnification currently enjoyed by the members of the Registrant’s board of directors or the officers of the Registrant or inconsistent with the foregoing provisions, except to the extent required by applicable law.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a) Exhibits.

See the Exhibit Index.

(b) Financial Statement Schedules.

None.

(c) Reports, Opinions and Appraisals.

None.

ITEM 17. UNDERTAKINGS

(a) The undersigned Registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

(i) to include any prospectus required by Section 10(a)(3) of the Securities Act;

(ii) to reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration

Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective Registration Statement; and

(iii) to include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement;

provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the SEC by the Registrant pursuant to Section 13 or 15(d) of the Exchange Act that are incorporated by reference in this Registration Statement.

(2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b) The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the Registrant’s annual report pursuant to Section 13(a) or 15(d) of the Exchange Act (and, where applicable, each filing of any employee benefit plan’s annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the Registration Statement shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c) The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(d) Insofar as indemnification by the Registrant for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Dallas, State of Texas, on September 1, 2004.

BLOCKBUSTER INC.

By:	/s/ LARRY J. ZINE
Name: Title:	Larry J. Zine Executive Vice President, Chief Financial Officer and Chief Administrative Officer

Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 1 to the Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

SIGNATURE	TITLE	DATE

* John F. Antioco	Chairman of the Board & Chief Executive Officer (Principal Executive Officer)	September 1, 2004

/s/ LARRY J. ZINE Larry J. Zine	Executive Vice President, Chief Financial Officer and Chief Administrative Officer (Principal Financial and Accounting Officer)	September 1, 2004

* Richard J. Bressler	Director	September 1, 2004

* Jackie M. Clegg	Director	September 1, 2004

* Philippe P. Dauman	Director	September 1, 2004

* Michael D. Fricklas	Director	September 1, 2004

* Linda Griego	Director	September 1, 2004

* John L. Muething	Director	September 1, 2004

* Sumner M. Redstone	Director	September 1, 2004

*By:	/s/ LARRY J. ZINE	September 1, 2004
Larry J. Zine Attorney-in-Fact

EXHIBIT INDEX

Exhibit Number	Description of Exhibit
3.1	Amended and Restated Certificate of Incorporation of the Registrant. (1)

3.2	Bylaws of the Registrant. (2)

3.3	Form of Second Amended and Restated Certificate of Incorporation of the Registrant. (3)

3.4	Form of Amended and Restated Bylaws of the Registrant. (3)

4.1	Specimen of the certificate representing the Registrant’s class A common stock. (4)

4.2	Indenture, dated August 20, 2004, among the Registrant, the subsidiary guarantors named on the signature pages thereto and The Bank of New York, as trustee, with respect to the 9% Senior Subordinated Noted due 2012. (3)

5.1	Opinion of Vinson & Elkins L.L.P. as to the legality of the Registrant’s class A common stock.

10.1	Amended and Restated Initial Public Offering and Split-Off Agreement among the Registrant, Viacom International Inc. and Viacom Inc. dated June 18, 2004. (5)

10.2	Amended and Restated Registration Rights Agreement between the Registrant and Viacom Inc. dated June 18, 2004. (5)

10.3	Amended and Restated Tax Matters Agreement between the Registrant and Viacom Inc. dated June 18, 2004. (5)

10.4	Employment Agreement between the Registrant and John F. Antioco, dated July 15, 1999.(6)

10.5	Amendment to Employment Agreement between the Registrant and John F. Antioco, dated December 21, 2001. (7)

10.6	Amended and Restated Employment Agreement between the Registrant and John F. Antioco, dated June 18, 2004. (8)

10.7	Letter Agreement between Viacom Inc. and John F. Antioco, dated June 18, 2004. (8)

10.8	Credit Agreement between the Registrant and the banks named therein, dated August 20, 2004. (3)

10.9	Guarantee and Collateral Agreement among the Registrant, certain subsidiaries of the Registrant and JPMorgan Chase Bank, dated as of August 20, 2004. (3)

23.1	Consent of PricewaterhouseCoopers LLP.

23.2	Consent of Vinson & Elkins L.L.P. (included in its opinion in Exhibit 5.1).

24.1	Power of Attorney.*

*	Previously included in the original filing of this registration statement.
(1)	Incorporated by reference to Amendment No. 5 to the Registrant’s Registration Statement on Form S-1 (333-77899), as amended, filed with the Securities and Exchange Commission on August 3, 1999.
(2)	Incorporated by reference to the Registrant’s Annual Report on Form 10-K for the fiscal year ended December 31, 1999, filed with the Securities and Exchange Commission on March 24, 2000.
(3)	Incorporated by reference to Amendment No. 2 to the Registrant’s Registration Statement on Form S-4 (333-116617) filed with the Securities and Exchange Commission on August 24, 2004.
(4)	Incorporated by reference to the Registrant’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 1999, filed with the Securities and Exchange Commission on November 19, 1999.
(5)	Incorporated by reference to the Registrant’s Registration Statement on Form S-4 (333-116617) filed with the Securities and Exchange Commission on June 18, 2004.
(6)	Incorporated by reference to Amendment No. 4 to the Registrant’s Registration Statement on Form S-1 (333-77899), as amended, filed with the Securities and Exchange Commission on July 30, 1999.
(7)	Incorporated by reference to the Registrant’s Annual Report on Form 10-K for the fiscal year ended December 31, 2001, filed with the Securities and Exchange Commission on March 29, 2002
(8)	Incorporated by reference to the Registrant’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2004, filed with the Securities and Exchange Commission on August 9, 2004.